UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Page
Financial Review	1
Unaudited Consolidated Financial Statements as of and for the Six Months Ended September 30, 2006 and 2007	F-1

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Co., Ltd., or MUS, Mitsubishi UFJ NICOS Co., Ltd, or Mitsubishi UFJ NICOS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, and securities and credit card businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key financial figures prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, relating to our business:

	Six months ended September 30,
	2006	2007
	(in billions)
Net interest income	¥1,186.1	¥1,126.7
Provision for credit losses	189.5	241.9
Non-interest income	909.9	965.6
Non-interest expense	1,349.5	1,321.1
Net income	279.9	269.6
Total assets (at end of period)	183,826.8	188,028.3

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income primarily consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative instruments entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains (losses) on sales of marketable securities;

•	equity in earnings (losses) of equity method investees; and

•	other non-interest income.

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other.

Our business segment information is based on financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practice and is not consistent with our condensed consolidated financial statements prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the six months ended September 30, 2007 of the three core business areas and the other business areas based on our business segment information:

Recent Developments

Mitsubishi UFJ Securities Became a Wholly-Owned Subsidiary

On September 30, 2007, MUS became our wholly-owned subsidiary through a share exchange between MUS and us. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between our group companies. We believe that we will be able to further strengthen our securities and investment banking businesses and maximize synergies among our banking, trust and securities businesses. The share exchange ratio was 1.02 shares of MUFG common stock to one share of MUS common stock, valuing the transaction at approximately ¥370 billion. The share exchange occurred following the effectiveness of the stock split of MUFG shares as described in “Investment Unit Reduction” below.

Business and Capital Alliance in Consumer Finance Business

In September 2007, we entered into a basic agreement with BTMU, Mitsubishi UFJ NICOS and JACCS Co., Ltd. with respect to a business and capital alliance. As part of the basic agreement, Mitsubishi UFJ NICOS is expected to transfer its installment credit sales business, automobile loan business and automobile leasing business to JACCS on April 1, 2008. In addition to transferring installment credit sale contracts, Mitsubishi UFJ NICOS is expected to transfer approximately 340 personnel and five business offices to JACCS. At the same time, we, together with BTMU and Mitsubishi UFJ NICOS, plan to form a business alliance with JACCS with respect to credit card related operations, installment credit sales business, settlement operations and housing loan related operations. In addition, BTMU plans to acquire approximately ¥9.0 billion of newly issued common shares of JACCS on March 17, 2008, subject to regulatory approval. Following the acquisition of the additional JACCS shares, BTMU will own approximately 20% of the voting rights in JACCS, and accordingly, we expect to report the results of JACCS as an equity method investee in our consolidated results.

In November 2007, we acquired ¥120 billion of newly issued Mitsubishi UFJ NICOS shares, thereby increasing our holdings to approximately 75% of Mitsubishi UFJ NICOS’ total issued shares. In addition, we plan to make Mitsubishi UFJ NICOS our wholly-owned subsidiary through a share exchange expected to become effective on August 1, 2008. The objective of the investment and share exchange is to strengthen Mitsubishi UFJ NICOS’ financial base to enable Mitsubishi UFJ NICOS to implement its restructuring measures, including a new credit card business strategy to respond to the changing business environment for consumer finance companies in Japan discussed below.

As part of its new medium term business plan, Mitsubishi UFJ NICOS has implemented or will implement measures to reform its business structure, including the following measures:

•	Mitsubishi UFJ NICOS will concentrate its resources on the credit card business and transfer its installment credit sales business to JACCS as discussed above.

•	Mitsubishi UFJ NICOS will reduce its personnel by 2,890 persons over a three-year period, including the expected voluntary early retirement of 2,483 persons in the fiscal year ending March 31, 2008.

•	Mitsubishi UFJ NICOS merged six of its regional credit finance subsidiaries into itself in January 2008.

The transfer of the installment credit sales business to JACCS is expected to take place on April 1, 2008 and approximately ¥12.0 billion of losses are expected to be incurred from the transfer. Mitsubishi UFJ NICOS is also expected to pay approximately ¥32.8 billion for the special severance payments to early retired employees starting December 2007. In addition, some expenses related to unused compensated absences, re-employment support, and other costs are expected to be incurred.

We are discussing with The Norinchukin Bank to expand the business and capital alliance between The Norinchukin Bank and Mitsubishi UFJ NICOS. As part of these discussions, we will consider the possibility of having Mitsubishi UFJ NICOS become an equity method investee of The Norinchukin Bank after Mitsubishi UFJ NICOS becomes our wholly-owned subsidiary.

Merger of UFJ NICOS and DC Card

On April 1, 2007, UFJ NICOS Co., Ltd. and DC Card Co., Ltd., our credit card subsidiaries, merged to become Mitsubishi UFJ NICOS. The objective of the merger was to combine UFJ NICOS’ large and extensive network, reputation and product development capabilities with DC Card’s co-branding relationships with and acceptance of regional cards.

kabu.com Securities Co., Ltd. Became a Consolidated Subsidiary

To strengthen the retail online securities business and enhance comprehensive Internet-based financial services, BTMU acquired 94,000 common shares of kabu.com Securities Co., Ltd. through a tender offer in April 2007. BTMU purchased the shares at ¥240,000 per share, valuing the transaction at approximately ¥23 billion. As a result, our ownership in kabu.com Securities increased to approximately 40% from approximately 30%.

In addition, on June 24, 2007, directors and an employee dispatched from the MUFG Group were elected as directors at the general meeting of shareholders of kabu.com Securities. Directors dispatched from the MUFG Group currently constitute a majority on the board of directors of kabu.com Securities. As a result, kabu.com Securities, a former equity method investee, became our consolidated subsidiary.

BTMU purchased additional common shares of kabu.com Securities during November and December 2007 through a tender offer. As a result of these purchases, our ownership in kabu.com Securities increased to approximately 51%.

Merger of Leasing Affiliates

On April 1, 2007, Diamond Lease Company Limited and UFJ Central Leasing Co., Ltd., both of which were our equity method investees, merged to become Mitsubishi UFJ Lease & Finance Company Limited. The objective of the merger was to improve their competitiveness and presence in the domestic leasing market. The new company continues to be our equity method investee.

In February 2008, we acquired additional voting shares of Mitsubishi UFJ Lease & Finance Company Limited. As a result of these acquisitions, our holding of voting rights in respect of Mitsubishi UFJ Lease & Finance Company Limited shares increased to approximately 25.9%.

Starting of Business Integration Negotiations between Bank of Ikeda and Sensyu Bank

On February 22, 2008, The Sensyu Bank Ltd., a regional bank subsidiary of BTMU headquartered in Osaka, and The Bank of Ikeda Ltd., another regional bank headquartered in Osaka, entered into negotiations regarding the possible integration of their businesses. As of September 30, 2007, BTMU owned 3.43% of the outstanding common shares of Bank of Ikeda. BTMU plans to acquire ¥30.0 billion of new non-convertible preferred shares issued by Bank of Ikeda in March 2008.

Change in Business Environment for Consumer Finance Companies in Japan

The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in interest rates will be implemented by mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment is made voluntarily by the borrowers and the lender complies with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investee have offered loans at interest rates above the Interest Rate Restriction Law. They are, however, currently in the process of lowering the interest rates to below the Interest Rate Restriction Law.

During the past year, the Supreme Court of Japan passed decisions in favor of borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Due to such decisions and other regulatory changes, borrowers’ claims for reimbursement of excess interest have significantly increased. Our allowance for repayment of excess interest, which was included in Other liabilities, was ¥102.5 billion as of March 31, 2007 and ¥95.9 billion as of September 30, 2007.

Effects of Recent Global Financial Instability Triggered by the Subprime Mortgage Issue in the United States

The recent global market instability which began from concerns about increased defaults on higher risk mortgages, or the so-called subprime mortgages, negatively affected our investment portfolio, which includes securitization products such as asset-backed securities, for the six months ended September 30, 2007. Further negative price movements and credit market deterioration that have occurred after September 30, 2007 in the stock, securitization and other financial markets, may adversely affect our loan and investment portfolios, particularly our foreign investment portfolio, thereby negatively affecting our results of operations for the fiscal year ending March 31, 2008. Among other things, we may need to record write-downs and losses because of depressed market prices of our investment securities, such as securitization products (caused by downgrades or other factors particular to the securities or due to further instability in market conditions).

We continue to hold assets that may decline in value or that may otherwise lead to further losses, and the amount of assets exposed to such risk may increase in the future depending on market conditions and other factors. As of September 30, 2007, the estimated fair value of our securities available for sale was ¥32.8 trillion for debt securities and ¥8.3 trillion for marketable equity securities. For a detailed discussion of our investment portfolio as of September 30, 2007, see “Financial Condition—Investment Portfolio” below.

We reported increased losses since September 30, 2007 under Japanese GAAP with respect to our investment securities, including subprime mortgage-related investments. For a detailed discussion, see our report on Form 6-K furnished to the SEC on January 31, 2008. We do not prepare similar quarterly financial information under US GAAP, and have not quantified the possible losses since September 30, 2007 under US GAAP. However, in light of the continued deterioration of market conditions in recent months, we may report additional write-downs and losses under US GAAP in the period subsequent to September 30, 2007 absent a market recovery.

In addition, these possible negative developments after September 30, 2007 could further adversely affect our results of operations for the fiscal year ending March 31, 2008 if the price of our shares declines from the level as of September 30, 2007. As of October 1, 2007 and February 26, 2008, our share price was ¥1,055 and ¥985, respectively. Our share price is used as a basis to measure the fair value of each of our reporting units for purposes of our periodic testing of goodwill for impairment. If we determine that the recorded value of goodwill is greater than the fair value, we will be required to record impairment charges.

Written Agreement with Regulatory Authorities in the United States

On December 18, 2006, we and BTMU entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company, or BTMUT, which is a subsidiary of BTMU, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of BTMU, its New York Branch and BTMUT, respectively, regarding anti-money laundering controls and processes.

As a result of the written agreement and the consent to the Order to Cease and Desist, we are required to implement corrective measures, submit periodic progress reports to the authorities and take other actions. We expect to incur some expenses relating to such actions, including consulting fees, personnel costs and IT related investments.

Separately, on September 14, 2007, Union Bank of California, N.A. agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency, or OCC, and the U.S. Financial Crimes Enforcement Network relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice. Under this agreement, Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year.

Administrative Order from Financial Services Agency to Bank of Tokyo-Mitsubishi UFJ

On February 15, 2007, BTMU received from the Financial Services Agency an administrative order (business improvement order with partial business suspension order) based on Article 26-1 of the Banking Law of Japan in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions.

The administrative order requires a temporary suspension of credit extensions to new corporate customers, training of all staff and directors regarding compliance, a temporary suspension of establishing new domestic corporate business locations, strengthening the management and internal control framework, submission and implementation of a business improvement plan, and periodic reporting of our progress on such business improvement plan. In response to the administrative order described above, on March 16, 2007, we submitted and announced a business improvement plan including the formulation and improvement of internal policies, rules and manuals. We currently do not expect that this will have a material adverse impact on our financial condition or results of operations.

On June 11, 2007, BTMU received from the Financial Services Agency administrative orders (business improvement orders) based on Article 26-1 of the Banking Law of Japan in respect of its overseas business and its investment trust sales and related business in Japan. We are required by the administrative orders, among other things, to make improvements in respect of our compliance structure and related internal control functions in our overseas business and certain business practices in our domestic investment trust sales and related business. In response to the administrative orders described above, on July 5, 2007, we submitted and announced a business improvement plan. We currently do not expect that this will have a material adverse impact on our financial condition or results of operations.

Investment Unit Reduction

On September 30, 2007, our minimum stock investment unit with respect to our common stock was reduced to one-tenth of the prior unit through (a) a stock split by which one share was split into 1,000 shares and (b) the adoption of a unit share system under which one unit of our common stock is comprised of 100 shares. The purpose of the investment unit reduction was to broaden our investor base by making our common stock more accessible to potential individual shareholders, thereby achieving our medium and long-term objective of maximizing corporate value.

Regarding our ADRs which are traded on the New York Stock Exchange, we changed the ratio of the ADRs in relation to the underlying shares of our common stock as follows:

Ratio before change: 1,000 ADR = 1 common share

Ratio after change: 1,000 ADR = 1,000 common shares (1:1)

As a result, the number of shares and per share information in this report have been retroactively adjusted.

Grant of Stock-Based Compensation

BTMU, MUTB and we elected to adopt a stock-based compensation plan for directors, corporate auditors and executive officers and obtained the necessary shareholder approval at their respective ordinary general meetings held in June 2007, while abolishing the practice of paying them retirement allowances. On December 6, 2007, we allotted to our directors, corporate auditors and executive officers and to the directors, corporate auditors and executive officers of BTMU and MUTB stock acquisition rights to acquire 2,798,000 shares of our common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until December 5, 2037. A portion of the stock acquisition rights are vested on the grant date and the remaining portion vests over the recipient’s service period.

Repurchase of Our Own Common Shares

From December 3, 2007 to December 13, 2007, we repurchased 126,513,900 shares of our common stock for approximately ¥150 billion to improve our capital efficiency and to allow the implementation of flexible capital policies in accordance with the business environment.

Issuance of “Non-dilutive” Preferred Securities

In order to enhance the flexibility of our capital management, in December 2007, MUFG Capital Finance 6 Limited, a special purpose company established in the Cayman Islands, issued ¥150 billion in non-cumulative and non-dilutive perpetual preferred securities in an offering targeting Japanese institutional investors.

These preferred securities are expected to contribute to our Tier I capital as of March 31, 2008 under the Basel II standards for capital adequacy, which is calculated primarily from our Japanese GAAP financial information. However, for accounting purposes under US GAAP, because the special purpose company is not a consolidated entity, the loans, which are made to us from the proceeds from the preferred securities issued by the special purpose company, are expected to be presented as long-term debt on our consolidated balance sheet as of March 31, 2008.

Redemption of “Non-dilutive” Preferred Securities

In January 2008, UFJ Capital Finance 4 Limited, a special purpose company established in the Cayman Islands, redeemed in total ¥106 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were previously accounted for as part of our Tier I capital.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a wide range of financial operations, including commercial banking, investment banking, trust banking and asset management services, and securities and credit card businesses, and provide related services to individuals primarily in Japan and the United States and corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

With respect to the economic environment between April and September 2007, overseas economies generally remained firm with solid growth from European economies in addition to the continued strong growth of emerging economies such as China, despite the increased uncertainty in the United States economy from its housing market downturn.

Meanwhile, the Japanese economy continued moderate expansion in spite of sluggish personal consumption primarily due to weak wages growth. This was enabled through growth in capital investments led by solid corporate earnings, along with growing exports. Meanwhile, consumer prices continued a slight decline.

Regarding the financial environment between April and September 2007, in the United States, the target for the federal funds rate was lowered by 0.5 percentage points to 4.75% in September 2007 in response to the subprime mortgage problem. As of mid-February 2008, the federal funds rate has been further lowered to 3.0%.

In the EU, the European Central Bank’s policy rate was raised in June 2007 by 0.25 percentage points to 4.0%, and as of mid-February 2008, the European Central Bank’s policy rate remained at 4.0%.

In Japan, the Bank of Japan has kept the uncollateralized overnight call rate target unchanged at 0.5%, but upward pressure on Japan’s short-term interest rates slightly increased against the background of credit uneasiness. In the long-term interest rate market, the yield on ten-year Japanese government bonds temporarily rose in the summer of 2007, but generally showed a downward trend with some fluctuations thereafter. As of mid-February 2008, the uncollateralized overnight call rate target was approximately 0.5% and the yield on ten-year Japanese government bonds was approximately 1.5%.

The following chart shows the interest rate trends in Japan since April 2006:

Source: Bank of Japan

In the foreign exchange markets, the yen strengthened against the US dollar at the end of September 2007 as compared to the beginning of April 2007. The Japanese yen/US dollar foreign exchange rate was approximately ¥118 to $1 at the beginning of April 2007. After weakening against the US dollar to approximately ¥123 in mid-June, the yen appreciated to approximately ¥115 at the end of September 2007. As of the mid-February 2008, the Japanese yen/US dollar foreign exchange rate was approximately ¥107 to $1. Against the euro, the yen weakened during the six months ended September 30, 2007 from approximately ¥157 to €1 at the beginning of April 2007 to approximately ¥163 at the end of September 2007. As of the mid-February 2008, the Japanese yen/euro foreign exchange rate was approximately ¥158 to €1.

The following chart shows the Japanese yen to US dollar spot exchange rate trends since April 2006:

Source: Bank of Japan

The Japanese stock markets generally declined during the six months ended September 30, 2007. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined approximately 2.9% from ¥17,287.65 at March 30, 2007 to ¥16,785.69 at September 28, 2007. Similarly, the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined approximately 5.7% from 1,713.61 at March 30, 2007 to 1,616.62 at September 28, 2007. As of mid-February 2008, the Nikkei Stock Average and the TOPIX were trading at approximately ¥13,300 and 1,300, respectively.

Based on a survey of land prices by the government, average residential land prices as of July 1, 2007 in Japan slightly declined by 0.7% compared to July 1, 2006. Meanwhile, average commercial land prices rose by 1.0% during the same period. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, residential land prices on average rose by 4.0%, and commercial land prices rose by 10.4% compared to the previous year. On the other hand, although in many local regions of Japan, which consist of regions other than the major metropolitan areas, land prices decreased, the rates of decrease were generally smaller than those in the previous year.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for bankruptcy in Japan from January to December 2007 was approximately 11,000, an increase of approximately 17.2% from the previous year, mainly due to an increase in bankruptcies of small sized companies. Classified by industries, there was an increase in bankruptcies in the construction, retail sales, and service sectors.

For a discussion of the impact of the market instability after September 30, 2007, see “Recent Developments—Effects of Recent Global Financial Instability Triggered by the Subprime Mortgage Issue in the United States.”

Critical Accounting Estimates

Our financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include allowance for credit losses, impairment of investment securities, valuation of deferred tax assets, accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and valuation of financial instruments with no available market prices. For a further discussion of our critical accounting estimates, see our Form 20-F for the fiscal year ended March 31, 2007.

Accounting Changes

Accounting for Conditional Asset Retirement Obligations—In March 2005, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation, or FIN, No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, we adopted FIN No. 47 for existing asset retirement obligations associated with commitments to return properties subject to operating leases to their original condition upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥9,662 million and was recorded in the second half of the fiscal year ended March 31, 2006. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement been applied to our existing asset retirement obligations at the time they were initially incurred.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the U.S. Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin, or SAB, No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. We adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income taxes of ¥1,048 million and a decrease in income from continuing operations, net of taxes, of ¥536 million for the six months ended September 30, 2006, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact to both basic and diluted earnings per share was a reduction of ¥0.05 per share for the six months ended September 30, 2006. The adoption of SFAS No. 123R did not have a material impact on our cash flows. See note 15 to our condensed consolidated financial statements for a further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Effects of Prior Year Misstatements on Current Year Financial Statements—In September 2006, the SEC staff issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. It requires the use of both the “iron curtain” and

“rollover” approaches in quantifying and evaluating the materiality of a misstatement. Under the iron curtain approach, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. The rollover approach quantifies the error as the amount by which the current year income statement is misstated. If either approach results in a material misstatement, financial statement adjustments are required. SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. Early adoption is encouraged in interim periods which are part of a fiscal year ending after November 15, 2006. We adopted SAB No. 108 as of March 31, 2007, which did not have a material impact on our financial position and results of operations.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial position. SFAS No. 158 also requires additional disclosure information related to certain effects on the net periodic benefit costs and credits, and transition assets or obligations. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ended after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. The adoption of the recognition provisions of SFAS No. 158, which had no impact on how we determined our net periodic benefit costs, had the effect of increasing shareholders’ equity by ¥178,784 million, net of taxes, which was recorded in accumulated other changes in equity from nonowner sources, as of March 31, 2007. We have not completed the study of what effect the measurement date provisions of SFAS No. 158 will have on our financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We adopted SFAS No. 155 on April 1, 2007, which did not have a material impact on our financial position and results of operations.

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. We adopted SFAS No. 156 on April 1, 2007, which did not have a material impact on our financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FASB Staff Position, or FSP, on FIN No. 46R, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R),” or FSP FIN No. 46R-6. This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability (created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. We adopted this FSP on April 1, 2007, which did not have a material impact on our financial position and results of operations.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position based on the technical merits of the position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN No. 48 on April 1, 2007, which reduced the beginning balance of retained earnings by ¥4,091 million. We classify accrued interest and penalties, if applicable, related to income taxes as income tax expenses.

Leveraged Leases—In July 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” or FSP SFAS No. 13-2. This FSP requires that if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which this FSP is adopted. This FSP shall be applied to fiscal years beginning after December 15, 2006. We adopted this FSP on April 1, 2007, which reduced the beginning balance of retained earnings by ¥5,725 million, net of taxes. The reduction in retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

Recently Issued Accounting Pronouncements

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. In February 2008, the FASB issued an FSP on SFAS No. 157, “Effective Date of FASB Statement No. 157,” or FSP SFAS No. 157-2. FSP SFAS 157-2 applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis, and defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for those items. In addition, in February 2008, the FASB issued another FSP on SFAS No. 157, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” or FSP SFAS No. 157-1. FSP SFAS No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, or SFAS No. 141R, “Business Combinations,” regardless of whether those assets and liabilities are related to leases. We have not completed the study of what effect SFAS No. 157 and these FSPs will have on our financial position and results of operations.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. We have not completed the study of what effect SFAS No. 159 will have on our financial position and results of operations.

Investment Company Accounting—In June 2007, the AICPA issued Statement of Position, or SOP, 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies, or the AICPA Guide. The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. SOP 07-1 is effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. In addition, in May 2007, the FASB issued an FSP on FIN No. 46R, “Application of FIN No. 46R to Investment Companies,” or FSP FIN No. 46R-7, which amends FIN No. 46R to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. These new standards were expected to be effective for fiscal years beginning on or after December 15, 2007. However, in February 2008, the FASB issued an FSP on SOP 07-1, “Effective Date of AICPA Statement of Position 07-1,” or FSP SOP 07-1-1, to delay indefinitely the effective dates of SOP 07-1 and the effectivity of FSP FIN No. 46R-7 in order to address implementation issues. For entities that have not yet adopted the provisions of SOP 07-1 and FSP FIN No. 46R-7, early adoption will not be permitted during the indefinite deferral.

Business Combinations—In December 2007, the FASB issued SFAS No. 141R. SFAS No. 141R will significantly change the accounting for business combinations while retaining the fundamental requirements in

SFAS No. 141, that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R further expands the definitions of a business and the fair value measurement and reporting in a business combination. SFAS No. 141R states that all business combinations (whether full, partial or step acquisitions) will result in all the assets acquired and liabilities assumed and any noncontrolling (minority) interests in the acquiree being recorded at their acquisition-date fair values with limited exceptions. Certain forms of contingent considerations and certain acquired contingencies will be recorded at their acquisition-date fair value. SFAS No. 141R also states acquisition costs will generally be expensed as incurred, restructuring costs will be expensed in periods after the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141R also includes a substantial number of new disclosure requirements to disclose all information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited. We have not completed the study of what effect SFAS No. 141R will have on our financial position and results of operations.

Noncontrolling Interests—In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for similarly as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with early adoption prohibited. We have not completed the study of what effect SFAS No. 160 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007
	(in billions)
Interest income	¥1,896.6	¥2,159.0
Interest expense	710.5	1,032.3

Net interest income	1,186.1	1,126.7
Provision for credit losses	189.5	241.9
Non-interest income	909.9	965.6
Non-interest expense	1,349.5	1,321.1

Income from continuing operations before income taxes	557.0	529.3
Income taxes	276.5	257.9

Income from continuing operations	280.5	271.4
Loss from discontinued operations—net	(0.6)	(1.8)

Net income	¥279.9	¥269.6

Net income for the six months ended September 30, 2007 was ¥269.6 billion, a decrease of ¥10.3 billion from ¥279.9 billion for the six months ended September 30, 2006. Our diluted earnings per common share (net income available to common shareholders) for the six months ended September 30, 2007 was ¥25.65, an increase of ¥21.70 from ¥3.95 for the six months ended September 30, 2006. This increase was mainly because a smaller amount was deducted from net income available to common shareholders with respect to the beneficial conversion feature of preferred shares. For the six months ended September 30, 2006, approximately ¥230.3 billion was deducted from net income in connection with such conversion feature as a result of the repayment of public funds previously injected by the Japanese government. On the other hand, for the six months ended September 30, 2007, as most of the preferred shares with such conversion feature were redeemed by April 1, 2007, the deduction from net income was approximately ¥3.8 billion, and thus net income available to common shareholders was significantly larger.

Net Interest Income

The following is a summary of the interest rate spread for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006		2007
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥130,795.5	1.66%	¥123,617.0	1.74%
Foreign	35,130.1	4.57	46,569.5	4.64

Total	¥165,925.6	2.28%	¥170,186.5	2.53%

Financed by:
Interest-bearing funds:
Domestic	¥121,344.9	0.50%	¥123,164.6	0.69%
Foreign	22,085.7	3.67	30,462.2	3.96

Total	143,430.6	0.99	153,626.8	1.34
Non-interest-bearing funds	22,495.0	—	16,559.7	—

Total	¥165,925.6	0.85%	¥170,186.5	1.21%

Spread on:
Interest-bearing funds		1.29%		1.19%
Total funds		1.43%		1.32%

Net interest income for the six months ended September 30, 2007 was ¥1,126,7 billion, a decrease of ¥59.4 billion from ¥1,186.1 billion for the six months ended September 30, 2006. This decrease was mainly due to a decrease in the average interest rate spread.

The average interest rate spread decreased 11 basis points from 1.43% for the six months ended September 30, 2006 to 1.32% for the six months ended September 30, 2007. The average rate of both domestic and foreign interest-earning assets and interest-bearing funds increased during the six months ended September 30, 2007. However, the average rate of interest-bearing funds showed a larger increase than that of interest-earning assets. For the six months ended September 30, 2006, the average rate of interest-earning assets increased partly due to increases in the expected cash flows from impaired loans acquired in the merger with UFJ Holdings, Inc., which cash flows are accounted for as adjustments to accretable yields under SOP 03-3. On the other hand, for the six months ended September 30, 2007, the increases in the expected cash flows from such impaired loans were not as large as those in the previous six months ended September 30, 2006.

Another factor for the decrease in net interest income was an increase in Japanese Yen interest rates, which increased our interest expenses on domestic deposits. Although there was an increase in interest income from loans, the increase in interest expenses was larger primarily because the interest rate spread on our domestic corporate loans decreased due to competition with other financial institutions and because our balance of deposits exceeded our loan balance.

The average balance of interest-earning assets for the six months ended September 30, 2007 was ¥170,186.5 billion, an increase of ¥4,260.9 billion from ¥165,925.6 billion for the six months ended September 30, 2006. The increase was primarily attributable to an increase in call loans, funds sold and repurchase transactions.

The average balance of interest-bearing funds was ¥153,626.8 billion for the six months ended September 30, 2007, an increase of ¥10,196.2 billion compared to ¥143,430.6 billion for the six months ended September 30, 2006. The increase was primarily attributable to an increase in foreign interest-bearing deposits and an increase in call money, funds purchased and repurchase transactions.

Provision for Credit Losses

The provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

The provision for credit losses for the six months ended September 30, 2007 was ¥241.9 billion, an increase of ¥52.4 billion from ¥189.5 billion for the six months ended September 30, 2006. For the six months ended September 30, 2007, the credit ratings of some borrowers were upgraded while those of other borrowers were downgraded. The increase in the provision for credit losses was primarily due to the fact that such credit rating downgrades had a larger impact than the credit rating upgrades, resulting in increases in the allowance for credit losses and charge-offs.

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007
	(in billions)
Fees and commissions:
Trust fees	¥72.8	¥79.8
Fees on funds transfer and service charges for collections	75.2	75.8
Fees and commissions on international business	34.9	35.2
Fees and commissions on credit card business	77.9	65.7
Service charges on deposits	19.0	18.4
Fees and commissions on securities business	61.3	77.4
Fees on real estate business	25.1	23.8
Insurance commissions	28.3	25.4
Fees and commissions on stock transfer agency services	36.4	38.5
Guarantee fees	44.2	43.1
Fees on investment funds business	62.4	90.4
Other fees and commissions	122.2	96.4

Total	659.7	669.9
Foreign exchange gains (losses)—net	(102.6)	156.9
Trading account profits —net	273.3	104.4
Investment securities gains (losses)—net	54.6	(6.9)
Equity in losses of equity method investees	(37.6)	(42.1)
Other non-interest income	62.5	83.4

Total non-interest income	¥909.9	¥965.6

Non-interest income for the six months ended September 30, 2007 was ¥965.6 billion, an increase of ¥55.7 billion from ¥909.9 billion for the six months ended September 30, 2006. This increase was primarily due to an increase in net foreign exchange gains, which was partially offset by decreases in net trading account profits and net investment securities gains (losses).

Net foreign exchange gains of ¥156.9 billion were recorded for the six months ended September 30, 2007, compared with net foreign exchange losses of ¥102.6 billion for the six months ended September 30, 2006. The net foreign exchange gains were primarily transaction gains on the translation of monetary liabilities denominated in foreign currencies resulting from the appreciation of the Japanese yen against the US dollar during the six months ended September 30, 2007, while the Japanese yen depreciated against the euro during the same period. During the six months ended September 30, 2006, the Japanese yen depreciated against the US dollar and the euro. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on the translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset-liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen.

Net trading account profits for the six months ended September 30, 2007 were ¥104.4 billion, a decrease of ¥168.9 billion from ¥273.3 billion for the six months ended September 30, 2006. Net trading account profits for the six months ended September 30, 2006 and 2007 consisted of the following:

	Six months ended September 30,
	2006	2007
	(in billions)
Net profits on trading securities	¥30.3	¥82.6
Net profits on derivative instruments, primarily interest-rate futures, swaps and options	243.0	21.8

Net trading account profits	¥273.3	¥104.4

The decrease of ¥221.2 billion in net profits on derivative instruments for the six months ended September 30, 2007 as compared with the previous period was attributable primarily to a decrease in net profits on interest rate swaps and interest rate options. In order to manage interest rate risks on domestic deposits, we had net receive-fixed and pay-variable positions in our interest rate swap portfolios. These portfolios did not gain in value compared to the six months ended September 30, 2006, as interest rates in the six months ended September 30, 2007 did not decline as much as the previous interim period.

Net investment securities gains (losses) for the six months ended September 30, 2007 were losses of ¥6.9 billion, compared to gains of ¥54.6 billion for the six months ended September 30, 2006. The losses for the six months ended September 30, 2007 reflected the losses in Other—net of ¥13.6 billion. The losses in Other—net for the six months ended September 30, 2007 were principally due to impairment losses of ¥76.9 billion, which were partially offset by approximately ¥63.3 billion of net gains on sales and redemption of debt securities and other securities. The impairment losses of ¥76.9 billion consisted of those on securitized financial products held for credit portfolio management purposes, other debt securities, and other non-marketable equity securities. Major components of net investment securities gains (losses) for the six months ended September 30, 2006 and 2007 are summarized below:

	Six months ended September 30,
	2006	2007
	(in billions)
Net gains on sales of marketable equity securities	¥57.3	¥57.7
Impairment losses on marketable equity securities	(45.8)	(51.0)
Other—net, principally impairment losses and gains (losses) on sales of debt securities	43.1	(13.6)

Net investment securities gains (losses)	¥54.6	¥(6.9)

Equity in losses of equity method investees for the six months ended September 30, 2007 was ¥42.1 billion, an increase of ¥4.5 billion from a loss of ¥37.6 billion for the six months ended September 30, 2006. These losses were mainly due to the impairment of the equity investments in our affiliates in the consumer finance industry.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007
	(in billions)
Salaries and employee benefits	¥425.0	¥445.0
Occupancy expenses—net	88.5	84.5
Fees and commission expenses	122.2	112.7
Outsourcing expenses, including data processing	107.4	118.5
Depreciation of premises and equipment	52.0	85.8
Amortization of intangible assets	132.7	124.0
Impairment of intangible assets	151.5	0.6
Insurance premiums, including deposit insurance	55.7	56.8
Minority interest in income (loss) of consolidated subsidiaries	(0.8)	14.6
Communications	31.1	30.7
Taxes and public charges	39.4	43.0
Other non-interest expenses	144.8	204.9

Total non-interest expense	¥1,349.5	¥1,321.1

Non-interest expense for the six months ended September 30, 2007 was ¥1,321.1 billion, a decrease of ¥28.4 billion from ¥1,349.5 billion for the six months ended September 30, 2006. This decrease was primarily due to a decrease in impairments in intangible assets by ¥150.9 billion. We recognized the impairments resulting from adverse changes in the consumer finance business environment related to our subsidiary in the consumer finance business in the six months ended September 30, 2006. We, however, did not have a material amount of such impairments for the six months ended September 30, 2007. Increases in salaries and employee benefits, as well as in other non-interest expenses, partially offset the decrease in impairments of intangible assets.

Salaries and employee benefits amounted to ¥445.0 billion for the six months ended September 30, 2007, an increase of ¥20.0 billion compared to the six months ended September 30, 2006. The increase was partially due to an increase in staff related to the retail business as we strengthened the sales of insurance policies and securities at BTMU, and due to an increase in salaries and employee benefits at UNBC.

Depreciation of premises and equipment for the six months ended September 30, 2007 was ¥85.8 billion, an increase of ¥33.8 billion from ¥52.0 billion for the six months ended September 30, 2006. This increase was mainly due to changes in accounting estimate.

Minority interest in income of consolidated subsidiaries amounted to ¥14.6 billion for the six months ended September 30, 2007, compared to a loss of ¥0.8 billion for the six months ended September 30, 2006. This improvement was mainly due to a decrease in losses at our consumer finance subsidiary for the six months ended September 30, 2007, compared to the six months ended September 30, 2006.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007
	(in billions, except percentages)
Income from continuing operations before income taxes	¥557.0	¥529.3
Income taxes	¥276.5	¥257.9
Effective income tax rate	49.6%	48.7%
Combined normal effective statutory tax rate	40.6%	40.6%

The combined normal effective statutory tax rate was 40.6% for the six months ended September 30, 2006 and 2007.

For the six months ended September 30, 2007, the effective income tax rate was 48.7%, which was 8.1 percentage points higher than the nomal effective statutory tax rate of 40.6%. The higher tax rate was primarily due to the addition of valuation allowance for certain companies, including a subsidiary in the consumer finance business, the tax effect of minority interest and the foreign taxes which are mainly paid by our overseas branches.

For the six months ended September 30, 2006, the effective income tax rate was 49.6%, which was 9.0 percentage points higher than the normal effective statutory tax rate of 40.6%. The difference between the effective income tax rate and the normal effective statutory tax rate was mainly attributable to the increase in the valuation allowance against deferred tax assets, which amounted to ¥56.4 billion of income from continuing operations before income taxes, or 10.1 percentage points in terms of the impact on the effective tax rate.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices and are not consistent with our condensed consolidated financial statements prepared in accordance with US GAAP. For example, operating profit does not reflect items such as a part of provisions (credit) for credit losses, foreign exchange gains (losses) and equity investment securities gains (losses).

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. This integrated business group system is intended to enhance synergies within the MUFG Group by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategy for the Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. As of September 30, 2007, BTMU owned approximately 65% of UNBC, a publicly traded company listed on the New York Stock Exchange. UNBC is a US commercial bank holding company. Union Bank of California, UNBC’s subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC, through its subsidiaries, provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products, such as pension trusts and security trusts, by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group combines MUTB’s trust assets business, which is comprised of trust assets management services, asset administration and custodial services, Mitsubishi UFJ Global Custody S.A.’s global custody services, and Mitsubishi UFJ Asset Management Co., Ltd.’s asset management services. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension plans, and payment of benefits to scheme members.

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset-liability management and liquidity management and manages various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate center of MUFG, BTMU and MUTB.

Effective April 1, 2007, there was a change in the managerial accounting method regarding revenue and expense distribution among MUFG’s business segments, and other managerial accounting method changes. The presentation set forth below for the six months ended September 30, 2006 has been reclassified to conform to the new basis of managerial accounting.

The table below sets forth the net revenues, operating expenses and operating profits (losses) of each of the MUFG’s business segments for the six months ended September 30, 2006 and 2007.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Six months ended September 30, 2006:
Net revenue	¥628.9	¥627.4	¥142.5	¥158.2	¥300.7	¥928.1	¥96.8	¥165.2	¥9.3	¥1,828.3
Operating expenses	459.9	262.6	84.6	95.4	180.0	442.6	51.3	27.7	76.7	1,058.2

Operating profit (loss)	¥169.0	¥364.8	¥57.9	¥62.8	¥120.7	¥485.5	¥45.5	¥137.5	¥(67.4)	¥770.1

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Six months ended September 30, 2007:
Net revenue	¥676.0	¥620.7	¥156.4	¥162.0	¥318.4	¥939.1	¥99.5	¥132.7	¥1.8	¥1,849.1
Operating expenses	483.2	283.5	95.9	102.8	198.7	482.2	50.0	29.0	88.8	1,133.2

Operating profit (loss)	¥192.8	¥337.2	¥60.5	¥59.2	¥119.7	¥456.9	¥49.5	¥103.7	¥(87.0)	¥715.9

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group increased ¥47.1 billion from ¥628.9 billion for the six months ended September 30, 2006 to ¥676.0 billion for the six months ended September 30, 2007. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to increases in interest spread from our domestic Japanese yen deposits resulting from the rise in domestic interest rates, in fee income from investment trusts, and in revenue due to kabu.com Securities being newly consolidated.

Operating expenses of the Integrated Retail Banking Business Group increased ¥23.3 billion, from ¥459.9 billion for the six months ended September 30, 2006 to ¥483.2 billion for the six months ended September 30, 2007. This increase was primarily due to an increase in depreciation of our IT system investments, as well as kabu.com Securities being newly consolidated.

Operating profit of the Integrated Retail Banking Business Group increased ¥23.8 billion, from ¥169.0 billion for the six months ended September 30, 2006 to ¥192.8 billion for the six months ended September 30, 2007. This increase was mainly due to the increase in net revenue as stated above.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased ¥11.0 billion from ¥928.1 billion for the six months ended September 30, 2006 to ¥939.1 billion for the six months ended September 30, 2007. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking, investment banking and trust banking businesses targeting corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to increased net revenue from overseas businesses in Europe and Asia (excluding Japan), which was partially offset by decreases in domestic lending revenue and fees from investment banking-related businesses.

With regard to the domestic businesses, net revenue of ¥620.7 billion was recorded for the six months ended September 30, 2007, a decrease of ¥6.7 billion from the six months ended September 30, 2006. This decrease was mainly due to a decrease in interest revenue from our lending operations to large and medium-sized Japanese companies, resulting from increased competition with other financial institutions, and a decrease in fees from investment banking related businesses.

With regard to the overseas businesses, net revenue of ¥318.4 billion was recorded for the six months ended September 30, 2007, an increase of ¥17.7 billion from the six months ended September 30, 2006. This increase was mainly due to an increase in corporate banking business in Europe and Asia (excluding Japan).

Operating expenses of the Integrated Corporate Banking Business Group increased ¥39.6 billion from ¥442.6 billion for the six months ended September 30, 2006 to ¥482.2 billion for the six months ended September 30, 2007. This increase in expenses was due to an increase in depreciation of our IT system investments, improvements in respect of our compliance structure and related internal control functions in our overseas businesses, as well as an increase in costs such as salaries and system upgrades due to the expansion of our securities business, were factors to this increase.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥28.6 billion from ¥485.5 billion for the six months ended September 30, 2006 to ¥456.9 billion for the six months ended September 30, 2007. This decrease was mainly due to the increase in operating expenses described above.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group increased ¥2.7 billion from ¥96.8 billion for the six months ended September 30, 2006 to ¥99.5 billion for the six months ended September 30, 2007. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and security trusts. The increase in net revenue was mainly due to an increase in business in investment trusts.

Operating expenses of the Integrated Trust Assets Business Group decreased ¥1.3 billion from ¥51.3 billion for the six months ended September 30, 2006 to ¥50.0 billion for the six months ended September 30, 2007.

Operating profit of the Integrated Trust Assets Business Group increased ¥4.0 billion from ¥45.5 billion for the six months ended September 30, 2006 to ¥49.5 billion for the six months ended September 30, 2007. This increase was mainly due to the increase in net revenue described above.

Global Markets

Net revenue of Global Markets decreased ¥32.5 billion from ¥165.2 billion for the six months ended September 30, 2006 to ¥132.7 billion for the six months ended September 30, 2007. The decrease in net revenue was mainly caused by the difficult market conditions for the foreign debt securities held for asset-liability management purposes by our banking subsidiaries.

Financial Condition

Total Assets

Our total assets at September 30, 2007 were ¥188.03 trillion, representing an increase of ¥1.83 trillion from ¥186.20 trillion at March 31, 2007. This increase was primarily due to increases in trading account assets, interest-earning deposits in other banks, and loans. This increase was partially offset by a decrease in investment securities.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2007 and September 30, 2007, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	March 31, 2007(3)	September 30, 2007
	(in billions)
Domestic(1):
Manufacturing	¥10,988.3	¥11,386.2
Construction	1,843.0	1,748.4
Real estate	8,307.4	8,036.0
Services	7,069.1	6,892.2
Wholesale and retail	9,430.0	9,479.4
Banks and other financial institutions	4,484.7	4,224.8
Communication and information services	1,170.0	1,120.1
Other industries	10,264.3	10,186.5
Consumer	23,818.0	23,724.8

Total domestic	77,374.8	76,798.4

Foreign:
Governments and official institutions	374.2	365.8
Banks and other financial institutions	1,657.7	2,094.6
Commercial and industrial	13,438.6	14,779.9
Other	2,528.4	2,683.9

Total foreign	17,998.9	19,924.2

Unearned income, unamortized premium—net and deferred loan fees—net	(50.9)	(65.9)

Total(2)	¥95,322.8	¥96,656.7

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2007 and September 30, 2007 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2007 were reclassified accordingly.

(2)	The above table includes loans held for sale of ¥113.6 billion at March 31, 2007 and ¥611.5 billion at September 30, 2007. This increase was mainly due to Mitsubishi UFJ NICOS’s plan to transfer its installment credit sales business to JACCS on April 1, 2008.

(3)	Classification of loans by industry at March 31, 2007 has been restated.

Loans are our primary use of funds. The average loan balance accounted for 56.66% of total interest-earning assets for the six months ended September 30, 2006 and 56.28% for the six months ended September 30, 2007. At September 30, 2007, our total loans were ¥96.66 trillion, representing an increase of ¥1.34 trillion from ¥95.32 trillion at March 31, 2007. Before unearned income, unamortized premium—net and deferred loan fees—net, our loan balance at September 30, 2007 consisted of ¥76.80 trillion of domestic loans and ¥19.92 trillion of foreign loans, while the loan balance at March 31, 2007 consisted of ¥77.37 trillion of domestic loans and ¥18.00 trillion of foreign loans. Between March 31, 2007 and September 30, 2007, domestic loans decreased ¥0.57 trillion and overseas loans increased ¥1.92 trillion.

The overall decrease in domestic loans was mainly due to the weak demand for loans among large corporations, despite the gradual expansion of the Japanese economy and the progress in collection and sale of nonperforming loans. Although most of the domestic loans by industry segment either decreased or remained relatively unchanged, domestic manufacturing loans increased between March 31, 2007 and September 30, 2007. The increase in domestic manufacturing loans was mainly due to an increase in demand for financing related to capital investments.

The increase in foreign loans was mainly due to increases in loans in Europe and Asia resulting from active corporate buyouts and other loan demand.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal year ended March 31, 2007 and for the six months ended September 30, 2006 and 2007:

	Fiscal year ended March 31,	Six months ended September 30,
	2007	2006	2007
	(in billions)
Balance at beginning of period	¥1,012.2	¥1,012.2	¥1,112.5
Provision for credit losses	358.6	189.5	241.9
Charge-offs:
Domestic	(289.2)	(130.3)	(183.9)
Foreign	(13.9)	(5.6)	(5.2)

Total	(303.1)	(135.9)	(189.1)

Recoveries	40.5	37.2	15.3

Net charge-offs	(262.6)	(98.7)	(173.8)
Others (1)	4.3	0.1	2.7

Balance at end of period	¥1,112.5	¥1,103.1	¥1,183.3

(1)	“Others” principally includes foreign currency translation adjustments.

As previously stated, the provision for credit losses for the six months ended September 30, 2007 was ¥241.9 billion, an increase of ¥52.4 billion from ¥189.5 billion for the six months ended September 30, 2006. Charge-offs for the six months ended September 30, 2007 were ¥189.1 billion, an increase of ¥53.2 billion from ¥135.9 billion for the six months ended September 30, 2006. The total allowance as of September 30, 2007 was ¥1,183.3 billion, an increase of ¥70.8 billion from ¥1,112.5 billion at March 31, 2007.

The following table summarizes the allowance for credit losses by component at March 31, 2007 and September 30, 2007:

	March 31, 2007	September 30, 2007
	(in billions)
Allocated allowance
Specific-Specifically identified problem loans	¥569.7	¥580.1
Large groups of smaller balance homogeneous loans	129.6	107.0
Loans exposed to specific country risk	0.1	0.1
Formula-Substandard, special mention and other loans	406.1	488.5
Unallocated allowance	7.0	7.6

Total allowance	¥1,112.5	¥1,183.3

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

Change in total allowance and provision for credit losses

At September 30, 2007, the total allowance for credit losses was ¥1,183.3 billion, representing 1.22% of our total loan portfolio. At March 31, 2007, the total allowance for credit losses was ¥1,112.5 billion, representing 1.17% of our total loan portfolio. The total allowance increased from ¥1,112.5 billion at March 31, 2007 to ¥1,183.3 billion at September 30, 2007 primarily as a result of downgrades of the credit ratings of certain borrowers.

The provision for credit losses for the six months ended September 30, 2007 was ¥241.9 billion, an increase of ¥52.4 billion from ¥189.5 billion for the six months ended September 30, 2006. For the six months ended September 30, 2007, the credit ratings of some borrowers were upgraded while those of other borrowers were downgraded. The increase in the provision for credit losses was primarily due to the fact that such credit rating downgrades had a larger impact than the credit rating upgrades, resulting in increases in the allowance for credit losses and charge-offs.

During the six months ended September 30, 2007, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans required under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries.

Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrades of external credit ratings, declining stock price, business restructuring and other events, and reassess borrowers’ ratings in response to such events. This credit monitoring process forms an integral part of our overall risk management process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral at the annual and semi-annual fiscal year end, if the loan is collateral-dependent as of a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2007 and September 30, 2007:

	March 31, 2007	September 30, 2007
	(in billions, except percentages)
Nonaccrual Loans:
Domestic(1):
Manufacturing	¥82.2	¥76.1
Construction	45.0	35.1
Real estate	142.7	140.5
Services	140.5	163.4
Wholesale and retail	133.4	144.6
Banks and other financial institutions	16.7	18.1
Communication and information services	32.0	30.8
Others industries	140.2	144.3
Consumer	301.8	310.2

Total domestic	1,034.5	1,063.1
Foreign:	51.8	32.6

Total nonaccrual loans	1,086.3	1,095.7

Restructured Loans:
Domestic(1):
Manufacturing	103.7	83.5
Construction	14.0	15.7
Real estate	98.4	88.0
Services	50.2	35.7
Wholesale and retail	111.3	41.3
Banks and other financial institutions	0.6	0.4
Communication and information services	2.9	2.3
Others industries	93.9	68.8
Consumer	73.6	65.4

Total domestic	548.6	401.1
Foreign:	42.1	33.8

Total restructured loans	590.7	434.9

Accruing loans contractually past due 90 days or more:
Domestic	20.7	19.4
Foreign	1.8	1.9

Total accruing loans contractually past due 90 days or more	22.5	21.3

Total	¥1,699.5	¥1,551.9

Total Loans	¥95,322.8	¥96,656.7

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	1.78%	1.61%

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2007 and September 30, 2007 now do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2007 were reclassified accordingly.

We have been making efforts to reduce our nonperforming loans. Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more decreased ¥147.6 billion from March 31, 2007 to ¥1,551.9 billion at September 30, 2007. Similarly, the percentage of nonperforming loans to total loans decreased to 1.61% at September 30, 2007 from 1.78% at March 31, 2007.

Total nonaccrual loans were ¥1,095.7 billion at September 30, 2007, an increase of ¥9.4 billion, or 0.9%, from ¥1,086.3 billion at March 31, 2007. Domestic nonaccrual loans increased ¥28.6 billion mainly due to the reclassification of some domestic loans to nonaccrual due to the deterioration in the borrowers’ financial conditions, while foreign nonaccrual loans decreased ¥19.2 billion mainly due to sales of nonperforming loans.

Total restructured loans were ¥434.9 billion at September 30, 2007, a decrease of ¥155.8 billion, or 26.4%, from ¥590.7 billion at March 31, 2007. Domestic restructured loans decreased ¥147.5 billion to ¥401.1 billion at September 30, 2007 from ¥548.6 billion at March 31, 2007 mainly due to the collection of some restructured loans.

Restructured loans decreased in most of the industry segments between March 31, 2007 and September 30, 2007, resulting in the overall decrease in restructured loans. In particular, restructured loans in the wholesale and retail industries decreased ¥70.0 billion to ¥41.3 billion at September 30, 2007 from ¥111.3 billion at March 31, 2007.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2007 and September 30, 2007, excluding smaller-balance homogeneous loans:

	March 31, 2007		September 30, 2007
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions, except percentages)
Requiring an impairment allowance	¥1,118.9	¥569.7	¥985.6	¥580.1
Not requiring an impairment allowance	263.1	—	290.0	—

Total impaired loans	¥1,382.0	¥569.7	¥1,275.6	¥580.1

Percentage of the allocated allowance to total impaired loans	41.2%		45.5%

In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥0.8 billion and ¥0.1 billion at March 31, 2007 and September 30, 2007, respectively.

Impaired loans decreased ¥106.4 billion, or 7.7%, from ¥1,382.0 billion at March 31, 2007 to ¥1,275.6 billion at September 30, 2007, reflecting the decreases in restructured loans.

The percentage of the allocated allowance to total impaired loans rose 4.3 percentage points to 45.5% at September 30, 2007 from 41.2% at March 31, 2007. The increase was due to the decrease in restructured loans, for which we allocate a relatively lower amount of allowance than that for nonaccrual loans (which, as described above, increased between March 31, 2007 and September 30, 2007).

Based upon a review of the financial status of borrowers, our banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates, debt write-off, and extensions of the maturity date. According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, none of our banking subsidiaries modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt,” or “Bankrupt” under the self-assessment categories established by Japanese banking regulations because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pools of loans rather than on an analysis of individual loans. Large groups of smaller-

balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience.

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥107.0 billion at September 30, 2007, a decrease of ¥22.6 billion from ¥129.6 billion at March 31, 2007.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries to which the allowance for country risk exposure relates are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account.

The allocated allowance for country risk exposure was approximately ¥0.1 billion at March 31, 2007 and September 30, 2007.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance increased ¥82.4 billion from ¥406.1 billion at March 31, 2007 to ¥488.5 billion at September 30, 2007. The main reason for this increase was downgrades of loans to some borrowers to substandard loans or special mention loans.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. Our holdings of securitized financial products, such as asset-backed securities, are also primarily classified as available-for-sale securities and included in debt securities. We also hold Japanese government bonds which are classified as held to maturity securities.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of September 30, 2007, the aggregate value of our marketable equity securities under Japanese GAAP satisfies the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2007 and September 30, 2007:

	March 31, 2007			September 30, 2007
	Amortized cost	Estimated fair value	Net unrealized gains(losses)	Amortized cost	Estimated fair value	Net unrealized gains(losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥20,939.8	¥20,980.9	¥41.1	¥17,185.8	¥17,209.3	¥23.5
Japanese prefectural and municipal bonds	238.0	239.6	1.6	208.2	209.4	1.2
Foreign governments and official institutions bonds	3,469.2	3,538.1	68.9	2,600.1	2,663.8	63.7
Corporate bonds	6,060.3	6,226.1	165.8	5,665.7	5,814.2	148.5
Mortgage-backed securities	2,728.0	2,793.8	65.8	3,121.8	3,115.8	(6.0)
Other debt securities	3,186.7	3,250.8	64.1	3,884.9	3,821.1	(63.8)
Marketable equity securities	4,677.6	8,650.5	3,972.9	4,583.9	8,320.6	3,736.7

Total Securities available for sale	¥41,299.6	¥45,679.8	¥4,380.2	¥37,250.4	¥41,154.2	¥3,903.8

Debt securities being held to maturity, principally Japanese Government bonds	¥3,033.1	¥3,034.6	¥1.5	¥3,053.5	¥3,056.7	¥3.2

The estimated fair value of available-for-sale securities decreased ¥4.53 trillion from ¥45.68 trillion at March 31, 2007 to ¥41.15 trillion at September 30, 2007. This decrease was primarily due to a decrease in our holdings of Japanese government bonds. As part of our asset-liability management operations, we decreased our Japanese and foreign government bond holdings, considering the interest rate market conditions and possible tightening of liquidity condition resulting from the effects of the subprime mortgage issue. On the other hand, as part of our ongoing asset-liability management strategy at the time, we increased our holdings of mortgage-backed securities and other debt securities between April 1, 2007 and September 30, 2007.

Net unrealized gains on securities available for sale decreased ¥0.48 trillion from ¥4.38 trillion at March 31, 2007 to ¥3.90 trillion at September 30, 2007. This decrease of ¥0.48 trillion consisted of ¥0.24 trillion of debt securities and ¥0.24 trillion of marketable equity securities. The decrease in net unrealized gains on debt securities was mainly due to the appreciation of the Japanese yen against the US dollar that negatively affected the yen value of our foreign mortgage-backed securities and other debt securities, such as asset-backed securitization products. The Japanese yen/US dollar exchange rate ranged from approximately ¥113-123 to $1 during the six months ended September 30, 2007, when we increased our holdings of foreign mortgage-backed securities and other debt securities, compared to the Japanese yen/US dollar exchange rate of approximately ¥115 to $1 at September 30, 2007. The decline in market prices of asset-backed securitization products due to the deterioration in credit markets was also a factor in our reporting net unrealized losses in mortgage-backed securities and other debt securities. On the other hand, price increases in foreign government and official institutions bonds partially offset the adverse impact of the foreign exchange translations with respect to the estimated fair values of those securities. The decrease in net unrealized gains of ¥0.24 trillion on marketable equity securities was mainly due to the decrease in stock prices which negatively affected our holdings of Japanese equity securities.

The recent global market instability which began from defaults on subprime mortgages further affected the markets of other financial products after September 30, 2007. Further negative price movements and credit market deterioration that have occurred in the stock, securitization and other financial markets, may adversely affect our investment portfolios, which are included in securities available for sale, thereby negatively affecting our results of operations for the fiscal year ending March 31, 2008. As of September 30, 2007, we held mortgage-backed securities available for sale with an estimated fair value of ¥3.1 trillion and other debt securities available for sale with an estimated fair value of ¥3.8 trillion, in both cases mostly in the form of asset-backed securitization products. Although we have not yet quantified any possible losses under US GAAP, in light of the continued deterioration in the global credit markets, we expect to report additional write-downs and losses with respect to some of the asset-backed securitization products. In addition, market prices of Japanese marketable equity securities which we hold as securities available for sale have declined since September 30, 2007 and may continue to decline. These and other related developments may negatively affect the estimated fair value of, and reduce our net unrealized gains on, such securities for the fiscal year ending March 31, 2008.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks at September 30, 2007 was ¥8.04 trillion, an increase of ¥1.98 trillion from ¥6.06 trillion at March 31, 2007. The increase was primarily attributable to an increase in sales of our holdings of Japanese government bonds to increase our liquidity position in Japanese yen considering the effects of the subprime mortgage issue.

Intangible Assets—net

Net intangible assets at September 30, 2007 was ¥1.36 trillion, an increase of ¥0.09 trillion from ¥1.27 trillion at March 31, 2007. The increase was primarily attributable to MUS becoming a wholly-owned subsidiary on September 30, 2007 with approximately ¥97 billion of intangible assets.

Goodwill

Goodwill at September 30, 2007 was ¥1.95 trillion, an increase of ¥0.11 trillion from ¥1.84 trillion at March 31, 2007. The increase was primarily attributable to kabu.com Securities being newly consolidated with approximately ¥68 billion of goodwill and MUS becoming a wholly-owned subsidiary with approximately ¥35 billion of goodwill.

Deferred Tax Assets

Deferred tax assets decreased ¥0.06 trillion, or 10.3%, from ¥0.56 trillion at March 31, 2007 to ¥0.50 trillion at September 30, 2007. This decrease was primarily due to the realization of deferred tax assets for operating loss carryforwards, which was partially offset by a decrease in deferred tax liabilities related to investment securities.

Total Liabilities

At September 30, 2007, total liabilities were ¥177.27 trillion, an increase of ¥1.50 trillion, from ¥175.77 trillion at March 31, 2007. This increase primarily reflected increases in short-term borrowings, partially offset by decreases in total deposits as described below.

Deposits

Deposits are our primary source of funds. At September 30, 2007, total deposits were ¥125.05 trillion, a decrease of ¥1.54 trillion from ¥126.59 trillion at March 31, 2007. For the six months ended September 30, 2007, total average deposits were ¥125.99 trillion.

Domestic deposits decreased ¥2.34 trillion from ¥108.71 trillion at March 31, 2007 to ¥106.37 trillion at September 30, 2007, due to a decrease of ¥2.50 trillion in non-interest bearing deposits. The decrease in non-interest bearing deposits was mainly caused by decreases in deposit balances of corporate accounts due to the rise in Japanese short term interest rates and other factors. On the other hand, foreign deposits increased ¥0.81 trillion from ¥17.87 trillion at March 31, 2007 to ¥18.68 trillion at September 30, 2007, due to an increase in interest-bearing deposits at our overseas offices and overseas subsidiaries.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk, as well as in relation to our securities transactions with customers. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level as a whole, based on our forecast of future interest rate levels. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts and other short-term borrowings.

Short-term borrowings increased ¥1.14 trillion from ¥23.17 trillion at March 31, 2007 to ¥24.31 trillion at September 30, 2007. This increase in short-term borrowings was mainly attributable to increased securities transactions with customers at MUS. Similarly, there was an increase in assets relating to receivables under resale agreements at MUS.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to our broad customer base in Japan, the balance of our deposits have generally remained stable, from ¥126.59 trillion at March 31, 2007 to ¥125.05 trillion at September 30, 2007. As of September 30, 2007, our deposits exceeded our loans, net of allowance for credit losses of ¥95.47 trillion, by ¥29.58 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits of ¥125.99 trillion during the six months ended September 30, 2007, combined with average shareholders’ equity of ¥10.53 trillion for the same period, funded 71.08% of our average total assets of ¥192.06 trillion during the six months ended September 30, 2007.

Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mostly three- to five-year maturities. Liquidity may also be provided by the sale of financial assets, including securities available for sale, such as Japanese government bonds, trading account securities and loans. Additional liquidity may be provided at the maturity of loans.

Other than the limitations under the Company Act of Japan, there are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans or advances that have had, or are expected to have, an impact on our ability to meet our cash obligations. There are no covenants in our debt instruments that would materially affect our ability to obtain necessary funding.

Shareholders’ Equity

The following table presents a summary of our shareholders’ equity at March 31, 2007 and at September 30, 2007:

	March 31, 2007	September 30, 2007
	(in billions, except percentages)
Preferred stock	¥247.1	¥247.1
Common stock	1,084.7	1,084.7
Capital surplus	5,834.5	5,783.8
Retained earnings	1,876.4	2,067.8
Accumulated other changes in equity from nonowner sources, net of taxes	2,392.1	2,152.6
Treasury stock, at cost	(1,001.5)	(576.8)

Total shareholders’ equity	¥10,433.3	¥10,759.2

Ratio of total shareholders’ equity to total assets	5.60%	5.72%

Total shareholders’ equity increased ¥325.9 billion from ¥10,433.3 billion at March 31, 2007 to ¥10,759.2 billion at September 30, 2007, and the ratio of total shareholders’ equity to total assets showed an increase of 0.12 percentage points from 5.60% at March 31, 2007 to 5.72% at September 30, 2007. The increase in total shareholders’ equity for the six months ended September 30, 2007 was mainly due to a decrease in treasury stock of ¥424.7 billion, an increase in retained earnings of ¥191.4 billion, which were partially offset by a decrease in accumulated other changes in equity from nonowner sources. The decrease in treasury stock was mainly due to the use of our treasury stock in the share exchange to make MUS a wholly owned subsidiary on September 30, 2007. The decrease in accumulated other changes in equity from nonowner sources was primarily due to a decrease in net unrealized holding gains on investment securities available for sale resulting from deteriorating market conditions with regard to the subprime mortgage issue.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2007 and September 30, 2007:

	March 31, 2007	September 30, 2007
	(in billions, except percentages)
Accumulated net unrealized gains	¥3,972.9	¥3,736.7
Accumulated net unrealized gains to total assets	2.13%	1.99%

The decrease in accumulated net unrealized gains on marketable equity securities at September 30, 2007 was mainly due to the decline in the Japanese stock market compared to March 31, 2007.

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated risk-based capital components, risk-adjusted assets and risk-based capital ratios based on the Basel II standards as of March 31, 2007 and September 30, 2007 (The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency. The percentages in the tables below are rounded down):

	March 31, 2007	September 30, 2007	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥8,054.9	¥8,230.8
Tier II capital includable as qualifying capital	5,718.2	5,644.7
Deductions from total qualifying capital	424.0	416.0

Total risk-based capital	¥13,349.1	¥13,459.5

Risk-weighted assets	¥106,048.3	¥106,396.3

Capital ratios:
Tier I capital	7.59%	7.73%	4.00%
Total risk-based capital	12.58	12.65	8.00

Our Tier I ratio increased 0.14 percentage points from 7.59% at March 31, 2007 to 7.73% at September 30, 2007. This increase was primarily a result of increased retained earnings.

For a description of transactions that occurred after September 30, 2007 that affect our capital ratios, see “Recent Developments.”

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB based on the Basel II standards as of March 31, 2007 and September 30, 2007 (The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency. The percentages in the tables below are rounded down):

	March 31, 2007	September 30, 2007	Minimum capital ratios required
Consolidated capital ratios:
BTMU
Tier I capital	7.71%	7.46%	4.00%
Total risk-based capital	12.83	12.52	8.00
MUTB
Tier I capital	8.40	9.65	4.00
Total risk-based capital	13.20	14.34	8.00

Stand-alone capital ratios:
BTMU
Tier I capital	7.95	7.86	4.00
Total risk-based capital	13.21	13.01	8.00
MUTB
Tier I capital	8.01	9.27	4.00
Total risk-based capital	12.85	14.05	8.00

At September 30, 2007, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California at December 31, 2006 and at June 30, 2007 (The underlying figures are calculated in accordance with US banking regulations based on information derived from the financial statements prepared in accordance with US GAAP as required by the OCC.):

	December 31, 2006	June 30, 2007	Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
UnionBanCal Corporation:
Tier I capital (to risk-weighed assets)	8.68%	8.59%	4.00%	—
Tier I capital (to quarterly average assets)*	8.44	8.30	4.00	—
Total capital (to risk-weighted assets)	11.71	11.54	8.00	—
Union Bank of California:
Tier I capital (to risk-weighed assets)	8.46%	8.47%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	8.25	8.21	4.00	5.00
Total capital (to risk-weighted assets)	10.69	10.64	8.00	10.00

*	Excludes certain intangible assets.

As of December 31, 2006 and June 30, 2007, Union Bank of California was categorized as “well-capitalized” under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as “well capitalized,” Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California’s category.

Capital Ratio of Mitsubishi UFJ Securities

At March 31, 2007, MUS’ capital accounts, less certain illiquid assets of ¥739.7 billion, were 371.1% of the total amounts equivalent to market, counterparty credit and operations risks.

At September 30, 2007, MUS’ capital accounts, less certain illiquid assets of ¥654.3 billion, were 339.9% of the total amounts equivalent to market, counterparty credit and operations risks. A capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and license cancellation.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these contracts expire without being drawn down, the total contractual or notional amounts of these contracts do not necessarily represent our future cash requirements. See note 11 to our condensed consolidated financial statements for the contractual or notional amounts of such contracts.

In addition, some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, or VIEs. See Note 13 to our condensed consolidated financial statements for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2007 is presented in the table below. The total amount of VaR as of September 30, 2007 was lower than the VaR at March 31, 2007. As of September 30, 2007, market risks related to yen interest rate and US dollar interest rate had increased, while risks related to foreign exchange rate, equities and commodities had decreased.

	VaR for Trading Activities (April 2007—September 2007)
	(in billions)
Risk category	Daily avg.	High	Low	September 30, 2007	March 31, 2007
Interest rate	¥7.41	¥11.56	¥3.69	¥11.53	¥4.68
Of which, yen	4.44	8.58	1.97	8.47	2.37
Of which, US dollar	2.22	4.54	0.97	2.12	1.32
Foreign exchange	3.62	6.18	1.55	1.90	5.98
Equities	2.04	8.39	0.43	0.64	8.77
Commodities	0.28	0.51	0.10	0.11	0.16
Diversification effect	(2.58)	—	—	(1.96)	(3.55)

Total	¥10.77	¥14.97	¥7.79	¥12.22	¥16.04

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

Our daily average VaR by quarter in the six months ended September 30, 2007 was as follows:

Quarter	Daily average VaR
April–June 2007	¥11.30 billion
July–September 2007	¥10.24 billion

Quantitative market risks fluctuated throughout April–September 2007, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2007, with positive trading-related revenue recorded for 99 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 49 days of positive revenue and 11 days of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. Actual losses never exceeded VaR in our backtesting of 250 trading days ended September 30, 2007. We believe this demonstrates that our VaR model provided reasonably reliable measurements of market risks.

Stress Testing.    We calculate, on a daily basis, the predicted losses of our current positions in each market sector, applying the worst ten-day change recorded during the observation period of 701 business days. As of September 30, 2007, we held a total trading activity position of ¥13.0 billion of predicted losses as compared to ¥19.1 billion as of March 31, 2007.

Non-Trading Activities.    The VaR for our total non-trading activities as of September 30, 2007, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was ¥191.0 billion, a ¥8.6 billion decrease from March 31, 2007. In the six months ended September 30, 2007, market risks related to interest rate decreased ¥18.6 billion, and risk related to equities decreased ¥7.3 billion.

Based on a simple summation of the figures across the risk categories, interest rate risks accounted for approximately 64% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the six months ended September 30, 2007, the daily average interest rate VaR totaled ¥158.4 billion, with the highest recorded VaR being ¥183.1 billion and the lowest being ¥128.2 billion.

Our daily average interest rate VaR by quarter in the six months ended September 30, 2007 was as follows:

Quarter	Daily average VaR
April–June 2007	¥202.2 billion
July–September 2007	¥175.5 billion

We analyzed interest rate risks by major currencies as of September 30, 2007 and compared the results to those at March 31, 2007. The Japanese yen interest rate risk ratio as of September 30, 2007 increased from 52% to 58%, the US dollar-related interest rate risk ratio decreased from 39% to 33%, and the euro-related interest rate risk remained unchanged at 8%, each as compared to March 31, 2007.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2006	March 31, 2007	September 30, 2007
	(in millions)
Assets:
Cash and due from banks	¥2,976,980	¥2,847,469	¥3,028,395
Interest-earning deposits in other banks	5,874,328	6,056,598	8,044,752
Call loans, funds sold, and receivables under resale agreements	5,272,542	6,546,659	7,251,511
Receivables under securities borrowing transactions	4,315,880	6,320,179	5,713,752
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,854,756 million at September 30, 2006, ¥4,319,209 million at March 31, 2007 and ¥5,609,012 million at September 30, 2007)	11,549,162	10,446,080	12,773,481
Investment securities:
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥5,467,975 million at September 30, 2006, ¥5,911,684 million at March 31, 2007 and ¥5,610,264 million at September 30, 2007)	44,991,526	45,679,782	41,154,183
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥722,077 million at September 30, 2006, ¥751,931 million at March 31, 2007 and ¥439,373 million at September 30, 2007) (estimated fair value of ¥2,874,406 million at September 30, 2006, ¥3,034,560 million at March 31, 2007 and ¥3,056,746 million at September 30, 2007)	2,871,132	3,033,099	3,053,518
Other investment securities	818,263	670,959	529,132

Total investment securities	48,680,921	49,383,840	44,736,833

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,799,344 million at September 30, 2006, ¥3,723,906 million at March 31, 2007 and ¥3,859,871 million at September 30, 2007)	95,427,561	95,322,844	96,656,703
Allowance for credit losses	(1,103,092)	(1,112,453)	(1,183,347)

Net loans	94,324,469	94,210,391	95,473,356

Premises and equipment—net	1,148,684	1,147,511	1,133,352
Accrued interest	303,432	371,523	382,656
Customers’ acceptance liability	73,977	68,754	98,120
Intangible assets—net	1,306,606	1,265,080	1,356,131
Goodwill	1,845,743	1,844,809	1,946,332
Deferred tax assets	1,065,009	556,158	499,094
Accounts receivable	1,727,597	1,467,519	1,785,605
Other assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,762 million at September 30, 2006)	3,356,348	3,667,906	3,804,880
Assets of discontinued operations to be disposed or sold	5,087	2,435	—

Total assets	¥183,826,765	¥186,202,911	¥188,028,250

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

	September 30, 2006	March 31, 2007	September 30, 2007
	(in millions)
Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	¥15,788,881	¥17,037,891	¥14,542,745
Interest-bearing	90,450,926	91,677,030	91,830,940
Overseas offices, principally interest-bearing	16,989,592	17,872,088	18,679,273

Total deposits	123,229,399	126,587,009	125,052,958

Call money, funds purchased, and payables under repurchase agreements	10,162,172	10,755,847	11,148,985
Payables under securities lending transactions	5,122,795	5,137,508	6,382,055
Due to trust account and other short-term borrowings	9,009,471	7,274,446	6,777,955
Trading account liabilities	2,860,262	2,625,761	2,450,021
Obligations to return securities received as collateral	4,391,563	3,652,864	5,083,668
Bank acceptances outstanding	73,977	68,754	98,120
Accrued interest	217,751	257,411	289,820
Long-term debt	14,488,382	14,389,930	14,216,861
Accounts payable	1,923,526	2,029,962	2,741,427
Other liabilities	2,783,740	2,989,561	3,027,171
Liabilities of discontinued operations to be extinguished or assumed	1,411	546	—

Total liabilities	174,264,449	175,769,599	177,269,041

Commitments and contingent liabilities
Shareholders’ equity:
Capital stock:
Preferred stock—aggregate liquidation preference of ¥416,301 million at September 30, 2006, ¥336,801 million at March 31, 2007 and ¥336,801 million at September 30, 2007, with no stated value	247,100	247,100	247,100
Common stock—authorized, 33,000,000,000 shares; issued, 10,761,770,790 shares at September 30, 2006, 10,861,643,790 shares at March 31, 2007 and 10,861,643,790 shares at September 30, 2007, with no stated value	1,084,708	1,084,708	1,084,708
Capital surplus	5,795,624	5,834,529	5,783,798
Retained earnings:
Appropriated for legal reserve	239,571	239,571	239,571
Unappropriated	1,426,841	1,636,803	1,828,182
Accumulated other changes in equity from nonowner sources, net of taxes	1,768,958	2,392,136	2,152,608
Treasury stock, at cost—653,697,665 common shares at September 30, 2006, 652,968,181 common shares at March 31, 2007 and 376,462,623 common shares at September 30, 2007	(1,000,486)	(1,001,535)	(576,758)

Total shareholders’ equity	9,562,316	10,433,312	10,759,209

Total liabilities and shareholders’ equity	¥183,826,765	¥186,202,911	¥188,028,250

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
	2006	2007
	(in millions)
Interest income:
Loans, including fees	¥1,301,182	¥1,368,955
Deposits in other banks	123,188	135,962
Investment securities	346,239	460,214
Trading account assets	67,026	54,080
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	58,931	139,826

Total	1,896,566	2,159,037

Interest expense:
Deposits	369,982	549,150
Call money, funds purchased, and pavables under repurchase agreements and securities lending transactions	104,498	206,989
Due to trust account, other short-term borrowings, and trading account liabilities	102,940	110,176
Long-term debt	133,029	166,041

Total	710,449	1,032,356

Net interest income	1,186,117	1,126,681
Provision for credit losses	189,523	241,954

Net interest income after provision for credit losses	996,594	884,727

Non-interest income:
Fees and commissions	659,689	669,935
Foreign exchange gains (losses)—net	(102,609)	156,880
Trading account profits—net	273,340	104,443
Investment securities gains (losses)—net	54,561	(6,854)
Equity in losses of equity method investees	(37,540)	(42,051)
Other non-interest income	62,515	83,281

Total	909,956	965,634

Non-interest expense:
Salaries and employee benefits	424,982	445,046
Occupancy expenses—net	88,545	84,457
Fees and commission expenses	122,195	112,675
Outsourcing expenses, including data processing	107,413	118,510
Depreciation of premises and equipment	51,999	85,777
Amortization of intangible assets	132,688	124,031
Impairment of intangible assets	151,511	600
Insurance premiums, including deposit insurance	55,674	56,792
Minority interest in income (loss) of consolidated subsidiaries	(817)	14,638
Communications	31,143	30,661
Taxes and public charges	39,363	42,997
Other non-interest expenses	144,831	204,924

Total	1,349,527	1,321,108

Income from continuing operations before income taxes	557,023	529,253
Income taxes	276,503	257,839

Income from continuing operations	280,520	271,414
Loss from discontinued operations—net	(613)	(1,811)

Net income	¥279,907	¥269,603

Income allocable to preferred shareholders:
Cash dividends paid	¥9,837	¥3,335
Beneficial conversion feature	230,336	3,816

Net income available to common shareholders	¥39,734	¥262,452

	(in Yen)
Earnings per share
Basic earnings per common share—income from continuing operations available to common shareholders	¥4.04	¥25.89
Basic earnings per common share—net income available to common shareholders	3.98	25.71
Diluted earnings per common share—income from continuing operations available to common shareholders	4.01	25.83
Diluted earnings per common share—net income available to common shareholders	3.95	25.65

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

from Nonowner Sources (Unaudited)

	Gains (Losses), Net of Income Taxes
	Six months ended September 30,
	2006	2007
	(in millions)
Net income	¥279,907	¥269,603

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	(60,433)	(287,855)
Reclassification adjustment for losses (gains) included in net income	(41,938)	2,804

Total	(102,371)	(285,051)

Net unrealized losses on derivatives qualifying for cash flow hedges	(2,335)	(1,759)
Reclassification adjustment for losses included in net income	730	723

Total	(1,605)	(1,036)

Minimum pension liability adjustments	520	—

Net unrealized gains on SFAS No. 158	—	23,743
Reclassification adjustment for gains included in net income	—	(4,652)

Total	—	19,091

Foreign currency translation adjustments	(5,985)	29,417
Reclassification adjustment for gains included in net income	(1,816)	(1,949)

Total	(7,801)	27,468

Total changes in equity from nonowner sources	¥168,650	¥30,075

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Six months ended September 30,
	2006	2007
	(in millions)
Preferred stock:
Balance at beginning of period	¥247,100	¥247,100

Balance at end of period	¥247,100	¥247,100

Common stock:
Balance at beginning of period	¥1,084,708	¥1,084,708

Balance at end of period	¥1,084,708	¥1,084,708

Capital surplus:
Balance at beginning of period	¥5,566,894	¥5,834,529
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ Securities Co., Ltd. (Note 5)	—	(56,134)
Amortization of beneficial conversion feature of preferred stock	230,336	3,816
Losses on sales of shares of treasury stock, net of taxes	(1,005)	(183)
Stock-based compensation expense	1,832	1,821
Impact of SFAS No. 123R implementation of UnionBanCal Corporation	(1,448)	—
Other—net	(985)	(51)

Balance at end of period	¥5,795,624	¥5,783,798

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥1,424,634	¥1,636,803
Net income	279,907	269,603
Cash dividends:
Common stock—¥4.00 in 2006 and ¥6.00 in 2007 per share	(38,975)	(61,257)
Preferred stock (Class 3)—¥30.00 in 2006 and ¥30.00 in 2007 per share	(3,000)	(3,000)
Preferred stock (Class 8)—¥15.90 in 2006 and ¥7.95 in 2007 per share	(429)	(141)
Preferred stock (Class 9)—¥18.60 in 2006 per share	(1,482)	—
Preferred stock (Class 10)—¥19.40 in 2006 per share	(2,910)	—
Preferred stock (Class 12)—¥11.50 in 2006 and ¥5.75 in 2007 per share	(2,016)	(194)
Amortization of beneficial conversion feature of preferred stock	(230,336)	(3,816)
Impact of SFAS No. 123R implementation of UnionBanCal Corporation	1,448	—
FIN No. 48 adjustment (Note 1)	—	(4,091)
FSP SFAS No. 13-2 adjustment (Note 1)	—	(5,725)

Balance at end of period	¥1,426,841	¥1,828,182

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥1,880,215	¥2,392,136
Net change during the period	(111,257)	(239,528)

Balance at end of period	¥1,768,958	¥2,152,608

Treasury stock:
Balance at beginning of period	¥(774,969)	¥(1,001,535)
Purchases of shares of treasury stock	(290,611)	(1,225)
Sales of shares of treasury stock	65,125	855
Net increase resulting from changes in voting interests in consolidated subsidiaries and affiliated companies	(31)	(383)
Exchange for shares of Mitsubishi UFJ Securities Co., Ltd. (Note 5)	—	425,530

Balance at end of period	¥(1,000,486)	¥(576,758)

Total shareholders’ equity	¥9,562,316	¥10,759,209

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
	2006	2007
	(in millions)
Cash flows from operating activities:
Net income	¥279,907	¥269,603
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss from discontinued operations—net	613	1,811
Depreciation and amortization	184,687	209,808
Impairment of intangible assets	151,511	600
Provision for credit losses	189,523	241,954
Investment securities losses (gains)—net	(54,561)	6,854
Foreign exchange losses (gains)—net	73,971	(160,628)
Provision for deferred income taxes	221,957	189,158
Increase in trading account assets, excluding foreign exchange contracts	(995,881)	(1,829,485)
Increase in trading account liabilities, excluding foreign exchange contracts	22,913	1,167,711
Decrease (increase) in accrued interest receivable and other receivables	158,973	(96,432)
Increase (decrease) in accrued interest payable and other payables	42,780	(54,261)
Net increase in accrued income taxes and decrease in income tax receivables	175,980	57,005
Other—net	5,480	(48,207)

Net cash provided by (used in) operating activities	457,853	(44,509)

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale	33,017,673	32,437,203
Purchases of investment securities available for sale	(32,307,312)	(28,279,534)
Proceeds from maturities of investment securities being held to maturity	20,605	52,360
Purchases of investment securities being held to maturity	(435,769)	(72,040)
Proceeds from sales of other investment securities	22,328	135,131
Purchases of other investment securities	(14,969)	(12,400)
Net decrease (increase) in loans	89,491	(1,140,562)
Net decrease (increase) in interest-earning deposits in other banks	517,429	(2,002,238)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(1,007,730)	230,371
Capital expenditures for premises and equipment	(80,487)	(66,692)
Purchases of intangible assets	(82,491)	(116,412)
Proceeds from sales of consolidated VIEs and subsidiaries—net	18,018	101,700
Other—net	(80,216)	24,628

Net cash provided by (used in) investing activities	(323,430)	1,291,515

Cash flows from financing activities:
Net decrease in deposits	(3,720,883)	(1,574,233)
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	3,854,606	1,342,322
Net increase (decrease) in due to trust account	(630,981)	50,504
Net decrease in other short-term borrowings	(3,291,067)	(718,168)
Proceeds from issuance of long-term debt	2,058,846	1,305,531
Repayments of long-term debt	(1,280,340)	(1,434,807)
Payments for redemption of preferred stock issued by a subsidiary	(120,000)	—
Proceeds from sales of treasury stock	63,513	672
Payments to acquire treasury stock	(290,592)	(1,225)
Dividends paid	(48,807)	(64,548)
Other—net	3,319	12,561

Net cash used in financing activities	(3,402,386)	(1,081,391)

Effect of exchange rate changes on cash and cash equivalents	(792)	13,117

Net increase (decrease) in cash and cash equivalents	(3,268,755)	178,732
Cash and cash equivalents at beginning of period (including cash and cash equivalents identified as discontinued operations of ¥14,069 million in 2006 and ¥2,194 million in 2007)	6,249,347	2,849,663

Cash and cash equivalents at end of period (including cash and cash equivalents identified as discontinued operations of ¥3,612 million in 2006)	¥2,980,592	¥3,028,395

Supplemental disclosure of cash flow information:
Cash paid (refunded) during the period for:
Interest	¥645,739	¥1,019,269
Income taxes, net of refunds	(109,848)	17,816

Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	14,579	15,037
Acquisition of minority interests in Mitsubishi UFJ Securities Co., Ltd. in exchange for treasury stock (Note 5)	—	369,588

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.     BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its subsidiaries (together, the “MUFG Group”) conduct domestic and international financial business through The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) and Mitsubishi UFJ Securities Co., Ltd. (“MUS”), the principal subsidiaries of MUFG. BTMU is a major commercial banking institution, providing a broad range of financial services from its network of branches, offices and subsidiaries in Japan and around the world. MUTB is a trust banking subsidiary whose primary business encompasses banking, asset management and administration, fiduciary and agency services, and real estate services. MUS provides securities and investment banking services, such as mergers and acquisitions, derivatives, corporate advisory and securitizations. In addition to the commercial bank, the trust bank and the securities company, the MUFG Group includes credit card, asset management and other companies.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) merged with UFJ Holdings, Inc. (“UFJ Holdings”) with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries (the “UFJ Holdings Group”) were recorded at fair value as of October 1, 2005.

The accompanying semiannual condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of the MUFG Group and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2007. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under US GAAP has been omitted or condensed.

The presentation of condensed consolidated financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

MUFG and its domestic subsidiaries have reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the six months ended September 30, 2007. Under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in salvage values of depreciable assets is treated as a change in accounting estimate. The effect of this change has been reflected on a prospective basis beginning April 1, 2007. As a result of this change, net income was reduced by ¥16 billion and the corresponding impact to both basic and diluted earnings per share was a reduction of ¥1.55 per share for the six months ended September 30, 2007.

Effective September 30, 2007, MUFG declared a stock split whereby each common and preferred share was split into 1,000 common and preferred shares. As a result, the number of shares and per share information have been retroactively adjusted.

Certain reclassifications and format changes have been made to the prior period condensed consolidated financial statements to conform to the current period presentation. These reclassifications and format changes include 1) the presentation of “Outsourcing expenses, including data processing” and “Taxes and public charges”

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

as separate line items in the condensed consolidated statements of income and 2) the presentation of “Proceeds from sales of consolidated VIEs and subsidiaries—net” as a separate line item in the condensed consolidated statements of cash flows. These reclassifications and format changes did not result in a change in previously reported net income, shareholders’ equity or total assets.

Accounting Changes

Accounting for Conditional Asset Retirement Obligations—In March 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, the MUFG Group adopted FIN No. 47 for existing asset retirement obligations associated with commitments to return properties subject to operating leases to their original condition upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥9,662 million and was recorded in the second half of the fiscal year ended March 31, 2006. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement been applied to the MUFG Group’s existing asset retirement obligations at the time they were initially incurred.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinions (“APB”) No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. The MUFG Group adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income taxes of ¥1,048 million and a decrease in income from continuing operations, net of taxes, of ¥536 million for the six months ended September 30, 2006, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact to both basic and diluted earnings per share was a reduction of ¥0.05 per share for the six months ended September 30, 2006. The adoption of SFAS No. 123R did not have a material impact on the MUFG Group’s cash flows. See Note 15 for a further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Effects of Prior Year Misstatements on Current Year Financial Statements—In September 2006, the SEC staff issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on quantifying and

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

evaluating the materiality of unrecorded misstatements. It requires the use of both the “iron curtain” and “rollover” approaches in quantifying and evaluating the materiality of a misstatement. Under the iron curtain approach, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. The rollover approach quantifies the error as the amount by which the current year income statement is misstated. If either approach results in a material misstatement, financial statement adjustments are required. SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. Early adoption is encouraged in interim periods which are part of a fiscal year ending after November 15, 2006. The MUFG Group adopted SAB No. 108 as of March 31, 2007, which did not have a material impact on its financial position and results of operations.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial position. SFAS No. 158 also requires additional disclosure information related to certain effects on the net periodic benefit costs and credits, and transition assets or obligations. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008. The MUFG Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. The adoption of the recognition provisions of SFAS No. 158, which had no impact on how the MUFG Group determined its net periodic benefit costs, had the effect of increasing shareholders’ equity by ¥178,784 million, net of taxes, which was recorded in accumulated other changes in equity from nonowner sources, as of March 31, 2007. The MUFG Group has not completed the study of what effect the measurement date provisions of SFAS No. 158 will have on its financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The MUFG Group adopted SFAS No. 155 on April 1, 2007, which did not have a material impact on its financial position and results of operations.

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. The MUFG Group adopted SFAS No. 156 on April 1, 2007, which did not have a material impact on its financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FASB Staff Position (“FSP”) on FIN No. 46R, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN No. 46 R-6”). This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability (created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. The MUFG Group adopted this FSP on April 1, 2007, which did not have a material impact on its financial position and results of operations.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position based on the technical merits of the position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The MUFG Group adopted FIN No. 48 on April 1, 2007, which reduced the beginning balance of retained earnings by ¥4,091 million. The MUFG Group classifies accrued interest and penalties, if applicable, related to income taxes as income tax expenses.

Leveraged Leases—In July 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (“FSP SFAS No. 13-2”). This FSP requires that if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which this FSP is adopted. This FSP shall be applied to fiscal years beginning after December 15, 2006. The MUFG Group adopted this FSP on April 1, 2007, which reduced the beginning balance of retained earnings by ¥5,725 million, net of taxes. The reduction in retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Recently Issued Accounting Pronouncements

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. In February 2008, the FASB issued an FSP on SFAS No. 157, “Effective Date of FASB Statement No. 157” (“FSP SFAS No. 157-2”). FSP SFAS No. 157-2 applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis and defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for those items. In addition, in February 2008, the FASB issued another FSP on SFAS No. 157, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP SFAS No. 157-1”). FSP SFAS No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, or SFAS No. 141R, “Business Combinations,” regardless of whether those assets and liabilities are related to leases. The MUFG Group has not completed the study of what effect SFAS No. 157 and these FSPs will have on its financial position and results of operations.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MUFG Group has not completed the study of what effect SFAS No. 159 will have on its financial position and results of operations.

Investment Company Accounting—In June 2007, the AICPA issued Statement of Position (“SOP”) 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the “AICPA Guide”). The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. SOP 07-1 is effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. In addition, in May 2007, the FASB issued an FSP on FIN No. 46R, “Application of FIN No. 46R to Investment Companies” (“FSP FIN No. 46R-7”), which amends FIN No. 46R to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. These new standards were expected to be effective for fiscal years beginning on or after December 15, 2007. However, in February 2008, the FASB issued an FSP on SOP 07-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”), to delay indefinitely the effective dates of SOP 07-1 and the effectivity of FSP FIN No. 46R-7 in order to address implementation issues. For entities that have not yet adopted the provisions of SOP 07-1 and FSP FIN No. 46R-7, early adoption will not be permitted during the indefinite deferral.

Business Combinations—In December 2007, the FASB issued SFAS No. 141R. SFAS No. 141R will significantly change the accounting for business combinations while retaining the fundamental requirements in SFAS No. 141, that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R further expands the definitions of a business and the fair value measurement and reporting in a business combination. SFAS No. 141R states that all business combinations (whether full, partial or step acquisitions) will result in all the assets acquired and liabilities assumed and any noncontrolling (minority) interests in the acquiree being recorded at their acquisition-date fair values with limited exceptions. Certain forms of contingent considerations and certain acquired contingencies will be recorded at their acquisition-date fair value. SFAS No. 141R also states acquisition costs will generally be expensed as incurred, restructuring costs will be expensed in periods after the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141R also includes a substantial number of new disclosure requirements to disclose all information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited. The MUFG Group has not completed the study of what effect SFAS No. 141R will have on its financial position and results of operations.

Noncontrolling Interests—In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for similarly as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with early adoption prohibited. The MUFG Group has not completed the study of what effect SFAS No. 160 will have on its financial position and results of operations.

2.    DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2006, UnionBanCal Corporation (“UNBC”), a U.S. subsidiary of BTMU whose results were reported as a separate business segment, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A. effective October 6, 2005.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group accounted for this transaction as a discontinued operation in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” and presented the results of discontinued operations as a separate line item in the condensed consolidated statements of income. In addition, assets to be disposed or sold, accounted for at the lower of cost or fair value, and the liabilities to be extinguished or assumed in connection with discontinued operations were presented as separate assets and liabilities, respectively, in the condensed consolidated balance sheets. All of UNBC’s offices designated for disposal were closed as of September 30, 2006, and all assets and liabilities of the discontinued operations were liquidated during the six months ended September 30, 2007.

During the six months ended September 30, 2007, UNBC entered into a Deferred Prosecution Agreement with the United States Department of Justice (“DOJ”) relating to past violations of Bank Secrecy Act and other anti-money laundering regulations that occurred in UNBC’s now discontinued international banking business. As part of this agreement, UNBC paid the DOJ ¥2,662 million during the six months ended September 30, 2007. The ¥2,662 million payment and ¥199 million of related legal and other outside services costs were allocated to discontinued operations as these past violations pertained to UNBC’s international banking business.

At March 31, 2007 and September 30, 2007, the assets and liabilities identified as discontinued operations were comprised of the following:

	March 31, 2007	September 30, 2007
	(in millions)
Assets:
Cash and due from banks	¥2,194	¥—
Loans, net of allowance for credit losses	159	—
Customers’ acceptance liability	45	—
Other	37	—

Assets of discontinued operations to be disposed or sold	¥2,435	¥—

Liabilities:
Bank acceptances outstanding	¥45	¥—
Other	501	—

Liabilities of discontinued operations to be extinguished or assumed	¥546	¥—

The components of loss from discontinued operations for the six months ended September 30, 2006 and 2007 were as follows:

	Six months ended September 30,
	2006	2007
	(in millions)
Total revenue	¥2,033	¥—

Loss from discontinued operations	(1,524)	(2,861)
Minority interest in loss of consolidated subsidiaries	(340)	(969)
Income taxes	(571)	(81)

Loss from discontinued operations—net	¥(613)	¥(1,811)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2007 and September 30, 2007 were as follows:

	March 31, 2007				September 30, 2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥36,621,971	¥447,293	¥39,992	¥37,029,272	¥32,666,526	¥355,029	¥187,967	¥32,833,588
Marketable equity securities	4,677,589	3,979,849	6,928	8,650,510	4,583,870	3,773,913	37,188	8,320,595

Total securities available for sale	¥41,299,560	¥4,427,142	¥46,920	¥45,679,782	¥37,250,396	¥4,128,942	¥225,155	¥41,154,183

Debt securities being held to maturity, principally Japanese government bonds	¥3,033,099	¥8,686	¥7,225	¥3,034,560	¥3,053,518	¥8,874	¥5,646	¥3,056,746

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2007 and September 30, 2007 by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2007(3)	September 30, 2007
	(in millions)
Domestic (2):
Manufacturing	¥10,988,248	¥11,386,196
Construction	1,843,033	1,748,440
Real estate	8,307,407	8,036,033
Services	7,069,095	6,892,171
Wholesale and retail	9,430,037	9,479,377
Banks and other financial institutions	4,484,721	4,224,817
Communication and information services	1,170,036	1,120,089
Other industries	10,264,291	10,186,459
Consumer	23,817,981	23,724,844

Total domestic	77,374,849	76,798,426

Foreign:
Governments and official institutions	374,157	365,801
Banks and other financial institutions	1,657,692	2,094,556
Commercial and industrial	13,438,674	14,779,896
Other	2,528,385	2,683,907

Total foreign	17,998,908	19,924,160

Unearned income, unamortized premiums—net and deferred loan fees—net	(50,913)	(65,883)

Total (1)	¥95,322,844	¥96,656,703

Notes:	(1)	The above table includes loans held for sale of ¥113,580 million at March 31, 2007 and ¥611,498 million at September 30, 2007, which are carried at the lower of cost or estimated fair value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(2)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2007 and September 30, 2007 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2007 were reclassified accordingly.
(3)	Classification of loans by industry at March 31, 2007 has been restated as follows:

	As previously reported	As restated
	(in millions)
Domestic :
Manufacturing	¥10,988,248	¥10,988,248
Construction	1,843,033	1,843,033
Real estate	8,291,493	8,307,407
Services	7,054,058	7,069,095
Wholesale and retail	9,430,335	9,430,037
Banks and other financial institutions	4,396,455	4,484,721
Communication and information services	1,134,493	1,170,036
Other industries	10,416,743	10,264,291
Consumer	23,893,621	23,817,981

Total domestic	77,448,479	77,374,849

Foreign :
Governments and official institutions	374,157	374,157
Banks and other financial institutions	1,529,447	1,657,692
Commercial and industrial	13,498,030	13,438,674
Other	2,523,644	2,528,385

Total foreign	17,925,278	17,998,908

Unearned income, unamortized premiums—net and deferred loan fees—net	(50,913)	(50,913)

Total	¥95,322,844	¥95,322,844

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries, except when the loans are in the process of collection based upon the judgment of management.

The following is a summary of nonaccrual loans, restructured loans and accruing loans past due 90 days or more at March 31, 2007 and September 30, 2007:

	March 31, 2007	September 30, 2007
	(in millions)
Nonaccrual loans	¥1,086,344	¥1,095,722
Restructured loans	590,686	434,882
Accruing loans contractually past due 90 days or more	22,470	21,320

Total	¥1,699,500	¥1,551,924

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. At March 31, 2007 and September 30, 2007, the impaired loans were ¥1,381,960 million and ¥1,275,634 million, respectively, which do not include loans held for sale that were impaired of ¥755 million and ¥112 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in the allowance for credit losses for the six months ended September 30, 2006 and 2007 were as follows:

	Six months ended September 30,
	2006	2007
	(in millions)
Balance at beginning of period	¥1,012,227	¥1,112,453
Provision for credit losses	189,523	241,954
Charge-offs	135,997	189,057
Less—Recoveries	37,213	15,259

Net charge-offs	98,784	173,798
Others *	126	2,738

Balance at end of period	¥1,103,092	¥1,183,347

*	Others principally include foreign exchange translation adjustments.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

On April 1, 2007, the merger between UFJ NICOS Co., Ltd. (“UFJ NICOS”) and DC Card Co., Ltd. (“DC Card”), two credit card subsidiaries of BTMU, came into effect with UFJ NICOS being the surviving entity and UFJ NICOS renamed Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”). Each share of DC Card’s common stock was exchanged for 30 shares of UFJ NICOS’s common stock. The assets and liabilities acquired through the purchase of the minority interest in DC Card were measured based on their fair value as of April 1, 2007. The MUFG Group initially recorded approximately ¥4 billion of intangible assets.

In April 2007, BTMU acquired 94,000 common shares of kabu.com Securities Co., Ltd. (“kabu.com Securities”), a retail online securities company in Japan, through a tender offer. BTMU purchased the shares at ¥240,000 per share, valuing the transaction at approximately ¥23 billion. The MUFG Group’s ownership in kabu.com Securities was increased to approximately 40% from approximately 30%. In addition, on June 24, 2007, directors and an employee from the MUFG Group were elected as directors at the general meeting of shareholders of kabu.com Securities, and directors dispatched from the MUFG Group, including those elected on June 24, 2007, constitute a majority on the board of directors of kabu.com Securities. As a result, kabu.com Securities, a former equity method investee of MUFG, became a consolidated subsidiary of MUFG. The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141 and the assets and liabilities of the kabu.com Securities were recorded at their fair value which were approximately ¥435 billion and ¥328 billion, respectively. The MUFG Group initially recorded approximately ¥68 billion of goodwill and ¥7 billion of intangible assets. The results of kabu.com Securities’ operations have been included in the MUFG Group’s condensed consolidated statement of income for the six months ended September 30, 2007. The purpose of this acquisition is to strengthen the retail online securities business and enhance comprehensive Internet-based financial services the MUFG Group provides.

On September 30, 2007, MUFG and MUS executed a share exchange. The share exchange ratio was set at 1.02 shares of MUFG common stock to one share of MUS common stock, valuing the transaction at approximately ¥370 billion. The share exchange ratio was calculated based on the MUFG’s stock after the stock split, which was effective on September 30, 2007. MUFG’s treasury stock was exchanged for the shares of MUS common stock and there was no issurance of new shares. Losses on the share exchange were charged to Capital surplus for the six months ended September 30, 2007. As a result of the share exchange, MUS became a wholly-owned subsidiary of MUFG. MUFG previously owned approximately 60% of MUS. The assets and liabilities

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

acquired through the purchase of the minority interest of MUS were measured based on their fair value as of September 30, 2007. The MUFG Group initially recorded approximately ¥35 billion of goodwill and ¥97 billion of intangible assets. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between group companies.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the MUFG Group performs impairment tests on goodwill and intangible assets with indefinite lives on an annual basis, or more often if triggering events or changes in circumstances indicate the assets may be impaired.

Goodwill

The table below presents the changes in the carrying amount of goodwill during the six months ended September 30, 2007. Goodwill was not impaired at September 30, 2007.

Six months ended September 30, 2007
(in millions)
Balance at March 31, 2007	¥1,844,809
Goodwill acquired during the six months	103,841
Reduction due to elimination of valuation allowance for deferred tax assets	(5,607)
Foreign currency translation adjustments and other	3,289

Balance at September 30, 2007	¥1,946,332

Other Intangible Assets

The table below presents the net carrying amount by major class of intangible assets at March 31, 2007 and September 30, 2007:

	March 31, 2007	September 30, 2007
	(in millions)
Intangible assets subject to amortization:
Software	¥514,679	¥547,825
Core deposit intangibles	465,716	429,711
Customer relationships	193,925	265,535
Trade names	30,443	48,065
Other	3,688	2,791

Total	1,208,451	1,293,927

Intangible assets not subject to amortization:
Indefinite-lived customer relationships	39,400	39,400
Indefinite-lived trade names	6,400	11,351
Other	10,829	11,453

Total	56,629	62,204

Total	¥1,265,080	¥1,356,131

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impairment losses of intangible assets for the six months ended September 30, 2006 and 2007 were ¥151,511 million and ¥600 million, respectively. The losses for the six months ended September 30, 2006 included losses from customer relationships and trade names under the Integrated Retail Banking Business Group. These intangible assets were initially valued based on expected future cash flows. The future cash flows were negatively revised due to the adverse change in the business environment for consumer finance companies attributable to an ensuing action toward legal revisions of the consumer lending laws to lower the interest rate permissible on consumer loans and, accordingly, the MUFG Group revalued these intangible assets and recognized the impairment losses.

6.    PLEDGED ASSETS

At September 30, 2007, assets pledged as collateral for call money, funds purchased, payables for repurchase agreements and securities lending transactions, other short-term borrowings, long-term debt and for certain other purposes were as follows:

September 30, 2007
(in millions)
Trading account securities	¥5,893,114
Investment securities	6,637,776
Loans	4,203,316
Other	135,412

Total	¥16,869,618

In addition, at September 30, 2007, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating ¥12,192,596 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic costs of pension benefits and severance indemnities plans of BTMU, MUTB and other domestic subsidiaries for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007
	(in millions)
Service cost—benefits earned during the period	¥20,033	¥19,635
Interest costs on projected benefit obligation	17,913	18,316
Expected return on plan assets	(35,489)	(36,358)
Amortization of net obligation at transition	1,112	176
Amortization of prior service cost	(2,053)	(3,732)
Amortization of net actuarial gain	(399)	(2,116)
Gain on settlements	(826)	(3,460)

Net periodic benefit cost	¥291	¥(7,539)

As previously disclosed in the MUFG Group’s consolidated financial statements for the fiscal year ended March 31, 2007, BTMU, MUTB and certain other domestic subsidiaries expected to contribute approximately ¥53 billion to the plan assets for the pension benefits during the fiscal year ending March 31, 2008. For the six

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

months ended September 30, 2007, ¥27 billion of contributions have been made. BTMU, MUTB and certain other domestic subsidiaries currently anticipate contributing an additional ¥26 billion for the remainder of the fiscal year ending March 31, 2008 for a total of ¥53 billion.

The following table summarizes the components of net periodic costs of the pension benefits and other benefits of foreign offices and subsidiaries for the six months ended September 30, 2006 and 2007. Amounts were retroactively adjusted to include offices and subsidiaries located in other than the United States of America:

	Six months ended September 30,
	2006		2007
	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥4,204	¥477	¥3,909	¥566
Interest costs on projected benefit obligation	5,150	599	6,077	765
Expected return on plan assets	(7,907)	(658)	(9,396)	(836)
Amortization of net obligation at transition	4	117	(2)	122
Amortization of prior service cost	96	(43)	66	(44)
Amortization of net actuarial loss	2,208	264	1,285	282

Net periodic benefit cost	¥3,755	¥756	¥1,939	¥855

As previously disclosed in its consolidated financial statements for the fiscal year ended March 31, 2007, MUFG’s foreign offices and subsidiaries expected to contribute approximately ¥9 billion to the plan assets for the pension benefits and ¥2 billion to the plan assets for the other benefits during the fiscal year ending March 31, 2008. For the six months ended September 30, 2007, contributions of ¥8 billion to the pension benefits and ¥1 billion to the other benefits have been made. MUFG’s foreign offices and subsidiaries currently anticipate contributing an additional ¥2 billion to the pension benefits and ¥2 billion to the other benefits for the remainder of the fiscal year ending March 31, 2008 for a total of ¥10 billion to the pension benefits and ¥3 billion to the other benefits.

8.     PREFERRED STOCK

Preferred stock authorized, issued and outstanding at September 30, 2006, March 31, 2007 and September 30, 2007 was as follows. Effective September 30, 2007, MUFG split its common and preferred stock whereby each common and preferred share was split into 1,000 common and preferred shares. As a result, the number of shares have been retroactively adjusted.

	September 30, 2006			March 31, 2007			September 30, 2007
	Number of shares– authorized	Number of shares– outstanding	Aggregate amount	Number of shares– authorized	Number of shares– outstanding	Aggregate amount	Number of shares– authorized	Number of shares– outstanding	Aggregate amount
	(in millions, except number of shares)
Preferred stock
Class 3	120,000,000	100,000,000	¥250,000	120,000,000	100,000,000	¥250,000	120,000,000	100,000,000	¥250,000
Class 5	400,000,000	—	—	400,000,000	—	—	400,000,000	—	—
Class 6	200,000,000	—	—	200,000,000	—	—	200,000,000	—	—
Class 7	200,000,000	—	—	200,000,000	—	—	200,000,000	—	—
Class 8	27,000,000	17,700,000	53,100	27,000,000	17,700,000	53,100	27,000,000	17,700,000	53,100
Class 9	79,700,000	—	—	79,700,000	—	—	—	—	—
Class 10	150,000,000	—	—	150,000,000	—	—	—	—	—
Class 11	1,000	1,000	1	1,000	1,000	1	1,000	1,000	1
Class 12	129,900,000	113,200,000	113,200	129,900,000	33,700,000	33,700	129,900,000	33,700,000	33,700

			¥416,301			¥336,801			¥336,801

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Preferred stock included in Capital stock on the consolidated balance sheets at September 30, 2006, March 31, 2007 and September 30, 2007 was ¥247,100 million, which consisted of ¥122,100 million of Class 1 and ¥125,000 million of Class 3 Preferred Stock.

On April 2, 2001, MUFG issued shares of Class 1 Preferred Stock at an aggregate issue price of ¥244,200 million. ¥122,100 million was included in Preferred stock and the remaining amount was included in Capital surplus, net of stock issue expenses. MUFG redeemed 50% of these shares during the fiscal year ended March 31, 2005 and the remaining shares during the six months ended September 30, 2005. At each redemption, Capital surplus decreased by ¥122,100 million, for a total of ¥244,200 million, as provided in the Commercial Code of Japan and the Articles of Incorporation of MUFG.

See Note 20 of the consolidated financial statements for the fiscal year ended March 31, 2007 for further information of preferred stock.

The change in the unamortized discount arising from beneficial conversion features of the preferred stock during the six months ended September 2007 was as follows:

	Class 8	Class 11	Class 12	Total
	(in millions)
Balance at March 31, 2007	¥4,490	¥1	¥12,237	¥16,728
Amortization to retained earnings	(1,637)	—	(2,179)	(3,816)

Balance at September 30, 2007	¥2,853	¥1	¥10,058	¥12,912

9.    EARNINGS PER COMMON SHARE

Basic earnings per common share (“EPS”) excludes the dilutive effects of potential common shares and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding for the period.

The weighted average number of shares used in the computations of basic EPS and diluted EPS were 9,978,006 thousand shares and 9,978,007 thousand shares, respectively, for the six months ended September 30, 2006. Those for the six months ended September 30, 2007 were 10,208,601 thousand shares and 10,208,602 thousand shares, respectively.

For the six months ended September 30, 2006, Class 11 Preferred Stock and stock options issued by UNBC were included to compute diluted EPS. The stock options are based on the stock-based compensation plans of UNBC. Class 8, Class 9, Class 10 and Class 12 Preferred Stock, convertible preferred stock issued by The Senshu Bank, Ltd. and Mitsubishi UFJ NICOS, and certain stock options issued by MUS and UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the six months ended September 30, 2007, Class 11 Preferred Stock, convertible debt issued by MUS and stock options issued by UNBC and kabu.com Securities were included to compute diluted EPS. These stock options are based on the stock-based compensation plans of UNBC and kabu.com Securities. Class 8 and Class 12 Preferred Stock, convertible preferred stock issued by Mitsubishi UFJ NICOS and The Senshu Bank, Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

10.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The MUFG Group uses various derivative financial instruments, including interest rate swaps and foreign currency forward contracts, for trading, customer accommodation and risk management purposes. The MUFG Group’s trading activities include dealing and customer accommodation activities to meet the financial needs of its customers. The related derivatives are measured at fair value with gains and losses recognized currently in earnings. The MUFG Group also accounts for derivatives held for risk management purposes as trading positions and measures them at fair value with gains and losses recognized currently in earnings unless such derivatives qualify for hedge accounting.

UNBC adopts hedging strategies and uses certain derivatives to achieve hedge accounting. A cash flow hedge strategy is adopted primarily for the purpose of hedging forecasted future loan interest payments from variable rate loans or certificates of deposit, utilizing interest rate swaps and various other interest rate options. A fair value hedge is intended to effectively convert certain fixed rate liabilities (including medium-term notes and subordinated debt) into floating rate instruments. Gains and losses recorded due to hedge ineffectiveness were not material for the six months ended September 30, 2006 and 2007.

11.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in its consolidated financial statements for the fiscal year ended March 31, 2007. The table below presents the contractual or notional amounts of such guarantees at March 31, 2007 and September 30, 2007:

	March 31, 2007	September 30, 2007
	(in billions)
Standby letters of credit and financial guarantees	¥5,646	¥5,527
Performance guarantees	2,208	2,424
Derivative instruments (1)	47,902	60,537
Guarantees for the repayment of trust principal	1,921	1,636
Liabilities of trust accounts	3,722	5,475
Others	820	1,060

Total	¥62,219	¥76,659

Note:	(1)	The contractual or notional amounts of obligations under guarantees at March 31, 2007 have been restated as follows:

	Maximum potential/ Contractual or Notional amount
	As previously reported	As restated
	(in billions)
Derivative instruments	¥42,353	¥47,902

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance-sheet instruments to meet the financing needs of its customers and for other purposes as described in the consolidated financial statements for the fiscal year ended March 31, 2007. The table below presents the contractual amounts with regard to such instruments at March 31, 2007 and September 30, 2007:

	March 31, 2007 (1)	September 30, 2007
	(in billions)
Commitments to extend credit	¥61,963	¥63,385
Commercial letters of credit	762	789
Commitments to make investments	122	113

Note:
(1)	The contractual amounts of these off-balance-sheet instruments at March 31, 2007 have been restated as follows:

	As previously reported	As restated
	(in billions)
Commitments to extend credit	¥62,146	¥61,963
Commercial letters of credit	842	762
Commitments to make investments	33	122

12.    CONTINGENT LIABILITIES

The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in interest rates will be implemented by mid-2010. Under the reforms, all interest rates will be subject to the lower limits imposed by Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment is made voluntarily by the borrowers and the lender complies with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investee have offered loans at interest rates above the Interest Rate Restriction Law, though they are in the process of lowering the interest rates to below the Interest Rate Restriction Law.

During the past year, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Due to such decisions and other regulatory changes, borrowers’ claims for reimbursement of excess interest significantly increased during the six months ended September 30, 2006. As a result, MUFG’s consumer finance subsidiaries increased the allowance for repayment of excess interest for the six months ended September 30, 2006. Related expenses, which were included in Other non-interest expenses, were ¥26,473 million for the six months ended September 30, 2006. At March 31, 2007 and September 30, 2007, the allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥102,474 million and ¥95,909 million, respectively. Related expenses for the six months ended September 30, 2007 were not material. Also, an MUFG’s equity method investee increased its allowance during the six months ended September 30, 2006, which had a negative impact of ¥49,129 million on Equity in losses of equity method investees in the condensed consolidated statement of income. The provision for repayment of excess interest of the equity method investee did not have a material impact on the MUFG Group’s financial position or results of operations for the six months ended September 30, 2007.

The MUFG Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, records an appropriate level of litigation reserve.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Management believes that the amounts of the MUFG Group’s liabilities, when ultimately determined, will not have a material adverse effect on its financial position or results of operations.

13.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests in various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds, special purpose entities created for structured financing, and repackaged instruments.

The following tables present, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2007 and September 30, 2007:

	March 31, 2007	September 30, 2007
	(in millions)
Consolidated VIEs
Asset-backed commercial paper conduits	¥6,235,044	¥6,563,113
Securitization conduits of client properties	2,625	1,801
Investment funds	1,964,846	1,818,247
Special purpose entities created for structured financing	26,942	36,296
Repackaged instruments	155,971	133,995
Others	410,560	411,891

Total	¥8,795,988	¥8,965,343

	March 31, 2007		September 30, 2007
	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Non-consolidated VIEs
Asset-backed commercial paper conduits	¥12,351,849	¥2,520,522	¥11,305,826	¥2,233,022
Securitization conduits of client properties	2,972,939	887,842	3,019,306	899,055
Investment funds	42,509,855	1,607,839	52,410,530	1,391,273
Special purpose entities created for structured financing	26,660,809	2,273,681	25,183,048	2,322,406
Repackaged instruments	120,455,310	2,913,621	122,832,849	3,688,580
Others	11,793,998	1,610,761	11,394,345	1,483,240

Total	¥216,744,760	¥11,814,266	¥226,145,904	¥12,017,576

Note:	(1)	The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2007 have been restated as follows:

	As previously reported		As restated
	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥39,357,613	¥2,826,007	¥12,351,849	¥2,520,522
Securitization conduits of client properties	3,013,154	924,708	2,972,939	887,842
Investment funds	67,224,180	2,083,964	42,509,855	1,607,839
Special purpose entities created for structured financing	26,111,556	2,127,030	26,660,809	2,273,681
Repackaged instruments	116,842,810	2,602,834	120,455,310	2,913,621
Others	11,532,032	1,512,566	11,793,998	1,610,761

Total	¥264,081,345	¥12,077,109	¥216,744,760	¥11,814,266

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the carrying amount of consolidated assets that corresponds to VIE obligations at March 31, 2007 and September 30, 2007:

	March 31, 2007	September 30, 2007
	(in millions)
Cash	¥250,338	¥276,582
Trading account assets	1,750,372	1,651,813
Investment securities	478,836	479,493
Loans	6,047,324	6,272,301
Others	269,118	285,154

Total	¥8,795,988	¥8,965,343

In addition, certain transfers of financial assets that did not qualify for sale accounting were made to variable interest entities. The transferred assets, primarily consisting of performing loans, continued to be carried as assets of the MUFG Group. Such assets amounted to ¥4,462,331 million and ¥4,377,109 million at March 31, 2007 and September 30, 2007, respectively.

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the MUFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥143,483 million of Cash, ¥3,595 million of Trading account assets, ¥8,155 million of Investment securities, ¥242,481 million of Loans and ¥6,252 million of other assets at March 31, 2007, and ¥225,852 million of Cash, ¥3,307 million of Trading account assets, ¥4,160 million of Investment securities, ¥246,536 million of Loans and ¥5,554 million of other assets at September 30, 2007.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The MUFG Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the MUFG Group or third parties. While customers basically continue to provide servicing for the transferred trade receivables, the MUFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

Securitization Conduits of Client Properties

The MUFG Group administers several conduits that acquire client assets, such as real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the MUFG Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the MUFG Group or third parties.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Investment Funds

The MUFG Group holds investments and loans in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies, including in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

The MUFG Group not only manages the composition of investment trust funds but also plays a major role in composing venture capital funds. The MUFG Group generally does not have significant variable interests through composing these types of funds.

Special Purpose Entities Created for Structured Financing

The MUFG Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The MUFG Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the MUFG Group has determined that the MUFG Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin where the MUFG Group provides most of the financing, the MUFG Group is ultimately required to consolidate this type of entity.

Repackaged Instruments

The MUFG Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The MUFG Group provides repackaged instruments with features that meet the customers’ needs and preferences through special purpose entities. The MUFG Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the MUFG Group or other financial institutions to modify the cash flows of the underlying financial instruments. The MUFG Group underwrites and markets the new instruments issued by the special purpose entities to its customers.

The MUFG Group also invests in repackaged instruments arranged and issued by third parties.

Financing Vehicle

The MUFG Group has established several wholly owned funding vehicles to enhance the flexibility of its capital management. Management has determined that the MUFG Group does not have significant variable interests in these conduits which would require disclosure or consolidation.

Trust Arrangements

The MUFG Group offers a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases the MUFG Group may assume risks through guarantees or certain protections as

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

provided in the agreements or relevant legislation, the MUFG Group has determined that it will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under management of the MUFG Group. Accordingly, the MUFG Group has determined that it is generally not a primary beneficiary to any trust arrangements under management as its interests in the trust arrangements are insignificant in most cases.

Other Types of VIEs

The MUFG Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the MUFG Group as an intermediary.

The MUFG Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The MUFG Group has determined that the MUFG Group is not the primary beneficiary of most of these borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from the MUFG Group.

14.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income from continuing operations before income taxes under US GAAP.

The following is a brief explanation of the MUFG Group’s business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its corporate customers. As of September 30, 2007, BTMU owned approximately 65% of UNBC, a publicly traded company listed on the New York Stock Exchange. UNBC is a U.S. commercial bank holding company. Union Bank of California, N.A., UNBC’s subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC, through its subsidiaries, provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, but also nationally and internationally.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Integrated Trust Assets Business Group—Covers asset management and administration services for products, such as pension trusts and security trusts, by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group combines MUTB’s trust asset business, which is comprised of trust assets management services, asset administration and custodial services, Mitsubishi UFJ Global Custody S.A.’s global custody services, and Mitsubishi UFJ Asset Management Co., Ltd.’s asset management services. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension plans, and payment of benefits to scheme members.

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset-liability management and liquidity management and manages various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate center of MUFG, BTMU and MUTB.

The table below sets forth the net revenues, operating expenses and operating profits (losses) of each of the MUFG Group’s business segment for the six months ended September 30, 2006 and 2007.

Effective April 1, 2007, there was a change in the managerial accounting method regarding revenue and expense distribution among the MUFG Group’s business segments, and other managerial accounting method changes. The presentation set forth below for the six months ended September 30, 2006 has been reclassified to conform to the new basis of managerial accounting.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
			Overseas
		Domestic	Other than UNBC	UNBC	Overseas Total	Total
	(in billions)
Six months ended September 30, 2006:
Net revenue:	¥628.9	¥627.4	¥142.5	¥158.2	¥300.7	¥928.1	¥96.8	¥165.2	¥9.3	¥1,828.3
BTMU and MUTB:	327.0	533.4	100.2	—	100.2	633.6	41.6	163.3	(24.0)	1,141.5
Net interest income	234.7	261.7	59.9	—	59.9	321.6	0.5	151.8	(35.7)	672.9
Net fees	82.0	190.8	30.5	—	30.5	221.3	42.0	(3.2)	(10.2)	331.9
Other	10.3	80.9	9.8	—	9.8	90.7	(0.9)	14.7	21.9	136.7
Other than BTMU and MUTB *	301.9	94.0	42.3	158.2	200.5	294.5	55.2	1.9	33.3	686.8
Operating expenses	459.9	262.6	84.6	95.4	180.0	442.6	51.3	27.7	76.7	1,058.2

Operating profit (loss)	¥169.0	¥364.8	¥57.9	¥62.8	¥120.7	¥485.5	¥45.5	¥137.5	¥(67.4)	¥770.1

Six months ended September 30, 2007:
Net revenue:	¥676.0	¥620.7	¥156.4	¥162.0	¥318.4	¥939.1	¥99.5	¥132.7	¥1.8	¥1,849.1
BTMU and MUTB:	368.0	521.3	104.4	—	104.4	625.7	42.3	130.5	(34.4)	1,132.1
Net interest income	280.1	259.9	59.2	—	59.2	319.1	(0.2)	118.3	(18.5)	698.8
Net fees	78.6	183.4	32.0	—	32.0	215.4	41.8	(7.8)	(8.1)	319.9
Other	9.3	78.0	13.2	—	13.2	91.2	0.7	20.0	(7.8)	113.4
Other than BTMU and MUTB *	308.0	99.4	52.0	162.0	214.0	313.4	57.2	2.2	36.2	717.0
Operating expenses	483.2	283.5	95.9	102.8	198.7	482.2	50.0	29.0	88.8	1,133.2

Operating profit (loss)	¥192.8	¥337.2	¥60.5	¥59.2	¥119.7	¥456.9	¥49.5	¥103.7	¥(87.0)	¥715.9

*	Includes MUFG and its subsidiaries other than BTMU and MUTB.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Reconciliation

As set forth above, the measurement bases and the income and expense items covered are very different between the internal management reporting system and the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

A reconciliation of the operating profit under the internal management reporting system for the six months ended September 30, 2006 and 2007 presented above to income from continuing operations before income taxes shown on the condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2006	2007
	(in billions)
Operating profit	¥770	¥716
Provision for credit losses	(190)	(242)
Foreign exchange gains (losses)—net	(131)	166
Trading account profits—net	203	23
Equity investment securities losses—net	(3)	(18)
Debt investment securities gains—net	75	—
Equity in losses of equity method investees	(38)	(42)
Impairment of intangible assets	(152)	(1)
Minority interest in income (loss) of consolidated subsidiaries	1	(15)
Other—net	22	(58)

Income from continuing operations before income taxes	¥557	¥529

15.    STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUS and UNBC .

MUFG, BTMU and MUTB

MUFG, BTMU and MUTB elected to introduce a stock-based compensation plan for directors, corporate auditors and executive officers and obtained the necessary shareholder approval at their respective ordinary general meetings held on June 28, 2007 at MUFG and on June 27, 2007 at BTMU and MUTB, while abolishing retirement gratuities program for these officers.

MUFG resolved at the meeting of the Board of Directors held on November 21, 2007 to issue stock compensation type stock options (stock acquisition rights) to the directors, corporate auditors and executive officers of MUFG and of BTMU and MUTB. See Note 16 for further information.

MUS

MUS had offered stock option plans which provided directors, executive officers, eligible employees and certain other persons with options to purchase shares. MUS has not granted or modified any stock options after April 1, 2006, the effective date of SFAS No. 123R.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

UNBC

UNBC has two management stock plans, the Year 2000 UnionBanCal Corporation Management Stock Plan, as amended (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”). Under these plans, UNBC’s common stock is authorized to be awarded to key employees, outside directors and consultants of UNBC at the discretion of the Executive Compensation & Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTMU are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans may not be less than the fair market value on the date the option is granted. SFAS No. 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for share-based compensation awards (i.e., excess tax benefits) to be classified as financing cash flows. The ¥250 million of the excess tax benefits and ¥2,177 million of the exercise of stock options are classified as other cash inflows from financing activities in the consolidated statement of cash flows for the six months ended September 30, 2007.

Under the 2000 Stock Plan, UNBC grants stock options and restricted stock and issues shares of common stock upon vesting of performance shares and restricted stock units that are settled in common stock. UNBC issues new shares of common stock upon exercise of outstanding stock options, granting of restricted stock awards and settlement of other awards under the stock plans. At June 30, 2007, a total of 3,196,990 shares were available for future grants under the 2000 Stock Plan as stock options, restricted stock or shares of common stock issued upon vesting of performance shares and restricted stock units settled in common stock. The remaining shares under the 1997 Stock Plan are not available for future grants.

Stock Options

The following is a summary of stock option transactions under the stock plans for the six months ended June 30, 2007.

	Six months ended June 30, 2007
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Options outstanding, beginning of the period (1)	8,326,241	$49.24
Granted	627,548	63.42
Exercised	(577,838)	41.06
Forfeited	(20,820)	67.80

Options outstanding, end of the period (1)	8,355,131	$50.82	5.04	$89,167

Options exercisable, end of the period	6,675,629	$47.11	4.82	$89,125

(1)	Options not expected to vest are included in options outstanding. Amounts are not material.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. The Black-Scholes option pricing model uses tranches based on expected terms that result in ranges of input assumptions, such ranges are disclosed below. Expected volatilities are based on historical data and implied volatilities from trade options on UNBC’s stock and other factors. UNBC uses historical data to estimate option exercise and employee terminations within the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

valuation model. The expected term of an option granted is derived from the output of the option valuation model, which is based on historical data and represents the period of time that the option granted is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant based on the expected term.

Six months ended June 30, 2007
Weighted-average fair value—per share	$8.78
Risk-free interest rate	4.5%
Expected volatility	16.9 – 17.8%
Weighted-average expected volatility	17.4%
Expected term (in years)	3.8 – 4.4
Expected dividend yield	3.5%

The weighted-average fair value of options granted during the six months ended June 30, 2006 and 2007 was $12.30 and $8.78 per share, respectively. The total intrinsic value of options exercised during the six months ended June 30, 2006 and 2007 was $30.5 million and $12.4 million, respectively. The total fair value of options vested during the six months ended June 30, 2006 and 2007 was $25.7 million and $19.2 million, respectively.

UNBC recognized $7.5 million of compensation cost for share-based payment arrangements related to stock option awards with $2.8 million of corresponding tax benefit for the six months ended June 30, 2007. As of June 30, 2007, the total unrecognized compensation cost related to nonvested stock option awards was $13.5 million and the weighted-average period over which it is expected to be recognized was one year.

Restricted Stock

In general, restricted shares are granted under the 2000 Stock Plan to key employees. The awards of restricted stock granted to employees vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions or terminates employment under certain conditions. Restricted stockholders have the right to vote their restricted shares and receive dividends.

The following is a summary of UNBC’s nonvested restricted stock awards as of June 30, 2007 and changes during the six months ended June 30, 2007.

	Six months ended June 30, 2007
	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested restricted awards, beginning of the period	840,003	$62.59
Granted	40,461	63.14
Vested	(96,655)	65.86
Forfeited	(23,456)	61.68

Nonvested restricted awards, end of the period	760,353	$62.26

The total fair value of the restricted stock awards that vested during the six months ended June 30, 2006 and 2007 was $3.3 million and $6.4 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

UNBC recognized $7.3 million of compensation cost for share-based payment arrangements related to restricted stock awards with $2.8 million of corresponding tax benefit for the six months ended June 30, 2007. As of June 30, 2007, the total unrecognized compensation cost related to nonvested restricted awards was $34.3 million and the weighted-average period over which it is expected to be recognized was 1.6 years.

Restricted Stock Units

Starting in July 2006, UNBC granted restricted stock units to non-employee directors. These restricted stock units consist of an annual grant, and in the case of new non-employee directors, an annual grant and an initial grant. In general, the annual grant vests in full on the first anniversary of the grant date, and the initial grant vests in three equal installments on each of the first three anniversaries of the grant date. During the six months ended June 30, 2007, UNBC granted 900 restricted stock units with a weighted-average grant date fair value of $61.17 per unit. There were no restricted stock units forfeited during the six months ended June 30, 2007. The total fair value of the restricted stock units that vested during the six months ended June 30, 2007 was $0.1 million. For the six months ended June 30, 2007, UNBC recognized $0.4 million of compensation cost with a corresponding $0.2 million in tax benefits related to these grants. As of June 30, 2007, the total unrecognized compensation cost related to restricted stock units was $0.2 million and the weighted-average period over which it is expected to be recognized was 1.2 years.

The restricted stock unit participants do not have voting or other stockholder rights. However, the participants’ stock unit accounts receive dividend equivalents, reflecting the aggregate dividends earned based on the total number of restricted stock units outstanding, in the form of additional restricted stock units. Participants may elect to defer the delivery of vested shares of common stock at predetermined dates as defined in the plan agreements. UNBC will issue new shares under the 2000 Stock Plan upon vesting of these grants, which are redeemable only in shares.

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants may earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares are linked to stockholder value in two ways: (1) the market price of UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004, increasing the total number of shares that can be granted under the plan to 2.6 million shares. There were 2,063,656 performance shares remaining for future awards as of June 30, 2007.

All performance shares granted prior to 2006 are redeemable in cash and are therefore being accounted for as liabilities. The value of a performance share under the liability method is equal to the average month-end closing price of UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares become available for future grants. The total fair value of the performance shares that vested during the six months ended June 30, 2006 and 2007 was $3.9 million and $7.2 million, respectively. These amounts were paid in cash during the respective quarters, except for $0.3 million, which was deferred during the six months ended June 30, 2006. There were no performance shares forfeited during the six months ended June 30, 2007. At June 30, 2006 and 2007, UNBC’s liability for the cash settlement of the performance shares was $13.3 million and $5.3 million, respectively. UNBC recognized $0.8 million of compensation cost related to these grants with $0.3 million of corresponding tax benefit for the six months ended June 30, 2007. As of June 30, 2007, the total unrecognized compensation cost related to these grants that are redeemable in cash was $0.7 million and the weighted-average period over which it is expected to be recognized was 5 months.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

During the six months ended June 30, 2007, UNBC granted 68,677 performance shares that are redeemable in shares, with a weighted-average grant date fair value of $63.42 per unit. There were no forfeitures of performance shares that are redeemable in shares during the six months ended June 30, 2007. The total fair value of these performance shares which vested was $0.3 million during the six months ended June 30, 2007. For the six months ended June 30, 2007, UNBC recognized $1.6 million of compensation cost with a corresponding $0.6 million in tax benefits related to these grants. As of June 30, 2007, the total unrecognized compensation cost related to grants that are redeemable in shares was $5.4 million and the weighted-average period over which it is expected to be recognized was 1 year. UNBC issues new shares under the 2000 Stock Plan upon vesting of these grants that are redeemable in shares.

16.    EVENTS SINCE SEPTEMBER 30, 2007

Approval of Dividends

On November 21, 2007, the Board of Directors of MUFG approved the payment of cash dividends to the shareholders of record on September 30, 2007 of ¥30.00 per share of Class 3 Preferred Stock, ¥7.95 per share of Class 8 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, ¥5.75 per share of Class 12 Preferred Stock, totaling ¥3,334 million, and ¥7.00 per share of Common stock, totaling ¥73,411 million that was paid on December 10, 2007. MUFG completed a 1,000 for 1 stock split of common and preferred shares effective September 30, 2007.

Mitsubishi UFJ NICOS Issued New Common Shares to MUFG

On November 6, 2007, Mitsubishi UFJ NICOS issued ¥120 billion of new common shares to MUFG under the agreement resolved at the meetings of the Board of Directors held on September 20, 2007 by MUFG and Mitsubishi UFJ NICOS.

As a result, MUFG Group has approximately 75% ownership of Mitsubishi UFJ NICOS compared with its prior holding of approximately 66%. Additionally, Mitsubishi UFJ NICOS will become a wholly-owned subsidiary of MUFG through a share exchange on August 1, 2008 subject to the approval by a general shareholders meeting of Mitsubishi UFJ NICOS.

The objectives of investment and share exchange are to strengthen the financial base of Mitsubishi UFJ NICOS, clarify the status of Mitsubishi UFJ NICOS as a core company in the MUFG Group, utilize its financial resources effectively, and develop a new credit business strategy due to the changing business environment for consumer finance companies in Japan.

Mitsubishi UFJ NICOS Implements Measures to Reform Business Structure

On November 26, 2007, Mitsubishi UFJ NICOS released the result of its voluntary early retirement program as part of a broader operational restructuring being undertaken by the MUFG Group. 2,483 employees applied for the program, compared to approximately 2,300 planed applicants. Mitsubishi UFJ NICOS is expected to pay approximately ¥32.8 billion in special severance payments to early retired employees starting in December 2007. Some additional expenses related to unused compensated absences, re-employment support, and other costs are expected to be incurred.

In addition, Mitsubishi UFJ NICOS will transfer its installment credit sales business to JACCS Co., Ltd. (“JACCS”), one of Japan’s leading companies in the installment credit sales business, on April 1, 2008 and approximately ¥12.0 billion of losses are expected to be incurred as a result of the transfer.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Repurchase of Common Stock

From December 3, 2007 to December 13, 2007, MUFG repurchased 126,513,900 shares of its own common stock on the Tokyo Stock Exchange for approximately ¥150 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on October 31, 2007. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 150,000,000 shares, which represents the equivalent of 1.43% of the total number of common stock outstanding, or of an aggregate repurchase amount of up to ¥150 billion. The objective of the stock repurchase is to improve capital efficiency and to allow the implementation of flexible capital policies.

Issuance and Redemption of “Non-Dilutive” Preferred Securities

In November 2007, MUFG established MUFG Capital Finance 6 Limited, a wholly owned funding vehicle in the Cayman Islands, for the issuance of preferred securities to strengthen the capital base of BTMU.

On December 13, 2007, MUFG Capital Finance 6 Limited issued ¥150 billion in 3.52% non-cumulative perpetual preferred securities to qualified institutional investors in Japan via private placements. The dividend rate will be fixed until January 2018, and thereafter it will be re-calculated at a floating rate per annum. The preferred securities are non-dilutive and not convertible into MUFG’s Common stocks. The preferred securities are accounted as part of MUFG’s Tier I capital under its capital adequacy requirements. This funding vehicle will not be consolidated in accordance with FIN No. 46R as MUFG Group does not have a significant variable interest in it. The funds raised through this funding vehicle will be presented as Long-term debt in the consolidated balance sheet.

On January 25, 2008, non-cumulative and non-dilutive perpetual preferred securities issued by UFJ Capital Finance 4 Limited, a wholly owned funding vehicle established in the Cayman Islands, were redeemed in full for a total redemption price of ¥106 billion. These securities were previously accounted for as part of MUFG’s Tier I capital under its capital adequacy requirements.

Allotment of Stock Compensation Type Stock Options (Stock Acquisition Rights)

Following the necessary shareholder approval at MUFG, BTMU and MUTB’s respective ordinary general meetings held in June 2007, MUFG resolved at the meeting of the Board of Directors on November 21, 2007 to issue stock compensation type stock options (stock acquisition rights) to the directors, corporate auditors and executive officers of MUFG, BTMU and MUTB.

This event is not expected to have a material impact on the MUFG Group’s financial position or results of operations.

Starting of Business Integration Negotiations between The Bank of Ikeda Ltd. and The Senshu Bank Ltd.

On February 22, 2008, The Senshu Bank Ltd., a regional bank subsidiary of BTMU headquartered in Osaka, and The Bank of Ikeda Ltd. (“Bank of Ikeda”), another regional bank headquartered in Osaka, entered into negotiations regarding the possible integration of their businesses. As of September 30, 2007, BTMU owned 3.43% of the common shares of Bank of Ikeda. BTMU plans to acquire ¥30.0 billion of new non-convertible preferred shares issued by Bank of Ikeda in March 2008.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Concluded)

Capital Alliance with JACCS

On February 25, 2008, BTMU resolved at a meeting of its Board of Directors that BTMU will underwrite new common shares issued by JACCS.

On March 17, 2008, BTMU will acquire 28,215,000 common shares of JACCS at ¥318 per share, totaling ¥8,972 million. As a result, BTMU’s ownership in JACCS will be increased to 20% and JACCS will become an equity method investee of BTMU. The alliance is in accordance with the basic agreement concerning a business and capital alliance by JACCS, Mitsubishi UFJ NICOS, MUFG and BTMU announced on September 20, 2007.

Additionally, JACCS will inherit the installment credit sales business of Mitsubishi UFJ NICOS from April 1, 2008.

Through this alliance, JACCS will be expected to achieve steady growth as part of the MUFG Group’s consumer finance strategy.

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Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2006			2007
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥5,980,480	¥123,188	4.11%	¥7,270,577	¥135,962	3.73%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	8,437,719	58,931	1.39	13,031,407	139,826	2.14
Trading account assets	8,349,806	67,026	1.60	5,228,202	54,080	2.06
Investment securities	49,147,256	346,239	1.41	48,878,216	460,214	1.88
Loans	94,010,386	1,301,182	2.76	95,778,112	1,368,955	2.85

Total interest-earning assets	165,925,647	1,896,566	2.28	170,186,514	2,159,037	2.53

Non-interest-earning assets:
Cash and due from banks	3,624,103			2,917,300
Other non-interest-earning assets	14,715,946			20,068,059
Allowance for credit losses	(1,012,613)			(1,113,286)

Total non-interest-earning assets	17,327,436			21,872,073

Total assets from discontinued operations	40,205			—

Total assets	¥183,293,288			¥192,058,587

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Deposits	¥103,761,974	¥369,982	0.71%	¥109,427,954	¥549,150	1.00%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	12,899,723	104,498	1.62	17,881,992	206,989	2.31
Due to trust account, other short-term borrowings, and trading account liabilities	13,241,107	102,940	1.55	11,828,332	110,176	1.86
Long-term debt	13,527,837	133,029	1.96	14,488,496	166,041	2.29

Total interest-bearing liabilities	143,430,641	710,449	0.99	153,626,774	1,032,356	1.34

Non-interest-bearing liabilities	30,571,677			27,897,829

Total liabilities from discontinued operations	34,818			—

Total shareholders’ equity	9,256,152			10,533,984

Total liabilities and shareholders’ equity	¥183,293,288			¥192,058,587

Net interest income and interest rate spread		¥1,186,117	1.29%		¥1,126,681	1.19%

Net interest income as a percentage of total interest-earning assets			1.43%			1.32%